Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BETWEEN

THE BANK OF NOVA SCOTIA

AND

ORIENTAL BANK

AND

SOLELY FOR THE PURPOSES SET FORTH HEREIN,

OFG BANCORP

JUNE 26, 2019

4.14	Transition Services Agreement	67
4.15	Intellectual Property; Seller Marks	69
4.16	Insurance	70
4.17	Indemnification of Directors and Officers; D&O Insurance	71
4.18	Release	72
4.19	Parent Guarantee	73
4.20	Seller Confidentiality Agreements	74
4.21	Disclosure Cooperation	74
4.22	Transaction Expenses	77
4.23	Bank Merger	77
4.24	Defense of Certain Litigation Matters	78
4.25	Certain Agreed Matters	78
4.26	Specified Loan and Insurance Policy	78

ARTICLE V

CLOSING CONDITIONS

5.01	Conditions to Each Party’s Obligations under this Agreement	78
5.02	Conditions to Obligations of Seller	79
5.03	Conditions to Obligation of Purchaser	80

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.01	Survival	81
6.02	Indemnification by Seller	81
6.03	Indemnification by Purchaser	84
6.04	Matters Involving Third Parties Claims	85
6.05	Damages	87
6.06	Direct Claims	87
6.07	No Contribution; Termination of Indemnification; Exclusive Remedy; No Double Recovery	87

ARTICLE VII

TERMINATION

7.01	Termination	89
7.02	Effect of Termination	90

-ii-

ARTICLE VIII

MISCELLANEOUS

8.01	Waiver; Amendment	91
8.02	Counterparts	91
8.03	GOVERNING LAW	91
8.04	WAIVER OF JURY TRIAL	91
8.05	Assignment	92
8.06	Expenses	92
8.07	Notices	92
8.08	Entire Understanding	93
8.09	Specific Performance	93
8.10	Severability	93
8.11	Parties in Interest	94
8.12	Venue for Resolution of Disputes	94
8.13	Payments	94
8.14	Purchase Agreement Closings	94
8.15	Cooperation	95

-iii-

Exhibits

Exhibit 1 – Transition Services Agreement Terms

Exhibit 2 – Bank Merger Agreement

Schedules

Bank Financial Statements Schedule

Purchaser Requisite Regulatory Approvals Schedule

Bank Disclosure Schedules

Purchaser Disclosure Schedules

-iv-

STOCK PURCHASE AGREEMENT, dated June 26, 2019, between The Bank of Nova Scotia, a Schedule I bank existing under the laws of Canada (“Seller”), and Oriental Bank, a bank chartered under the laws of Puerto Rico (“Purchaser”), and, solely for the purposes expressly provided in this Agreement OFG Bancorp, a corporation incorporated under the laws of Puerto Rico (“Parent”).

RECITALS

A. Seller directly holds 100% of (i) the issued and outstanding shares of common stock of Bank (as defined below), par value $10.00 per share (“Bank Common Stock”), and (ii) the issued and outstanding shares of second preferred non-cumulative redeemable stock, par value $10.00 per share (“Second Preferred Stock” and, clauses (i) and (ii) collectively, the “Shares”).

B. Seller desires to sell, and Purchaser desires to purchase, the Shares (but with respect to the Second Preferred Stock only if such shares of Second Preferred Stock are not redeemed by Seller prior to the Closing) on the terms and conditions of this Agreement.

C. The board of directors of Purchaser has approved and declared advisable this Agreement and the Stock Sale (as defined below) on the terms and subject to the conditions of this Agreement and has authorized the execution and delivery of this Agreement.

D. The board of directors of Seller has approved and declared advisable this Agreement and the Stock Sale on the terms and subject to the conditions of this Agreement and has authorized the execution and delivery of this Agreement.

E. Concurrently with the execution and delivery of this Agreement, Seller and Purchaser have entered into sale and purchase agreements, dated the date hereof, in connection with the purchase and sale of certain assets and liabilities of Seller’s branch in Puerto Rico (the “PR Purchase Agreement”) and Seller’s USVIs operations (the “USVI Purchase Agreement” and, together with the PR Purchase Agreement, the “Purchase Agreements”).

F. As soon as practicable following the execution and delivery of this Agreement, Purchaser and Bank shall execute the Bank Merger Agreement (as defined below) pursuant to which, on the terms and subject to the conditions set forth therein, immediately following the Closing, Bank shall merge with and into Purchaser, with Purchaser continuing as the surviving bank (the “Bank Merger”).

G. Immediately following the consummation of the Stock Sale (as defined below), Purchaser shall cause Bank to merge with and into Purchaser with Purchaser as the surviving entity pursuant to the terms of the Bank Merger Agreement.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE I

Definitions

1.01 Definitions. This Agreement uses the following definitions:

“Acquired Business” has the meaning set forth in Section 4.08(b).

“Action” has the meaning set forth in Section 3.02(m).

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person. For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings to the foregoing.

“Aggregate Consideration” means an amount equal to the Consideration, plus the Purchase Price (as defined in the PR Purchase Agreement) and plus the Purchase Price (as defined in the USVI Purchase Agreement).

“Agreement” means this Stock Purchase Agreement, as it may be amended or modified from time to time in accordance herewith, including all Schedules and Exhibits hereto.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act, the UK Bribery Act of 2010 and any other relevant Law or other legally binding measure of any jurisdiction that relates to bribery or corruption.

“Anti-Terrorism Laws” means any Laws, regulations or orders of any Governmental Authority of the United States (including Puerto Rico) or Canada relating to terrorism financing or money laundering, including the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq.), the Trading With the Enemy Act (50 U.S.C. § 5 et seq.), the International Security Development and Cooperation Act (22 U.S.C. § 2349aa-9 et seq.), Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Export Administration Regulations or the U.S. International Traffic in Arms Regulations, the Bank Secrecy Act (31 U.S.C. § 5311 et seq.), the Criminal Code (R.S.C. 1985, C. C-46), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (S.C. 2000, c. 17) and the United Nations Act (R.S.C. 195, c. U-2) or any similar Canadian legislation and any rules or regulations promulgated pursuant to or under the authority of any of the foregoing.

“Assumed Liabilities” means, collectively, the Assumed Liabilities (as defined in the PR Purchase Agreement) and the Assumed Liabilities (as defined in the USVI Purchase Agreement).

“Background IP” has the meaning set forth in Section 4.15(b).

“Bank” means Scotiabank de Puerto Rico, a bank chartered under the laws of Puerto Rico.

“Bank Benefit Plan” has the meaning set forth in Section 3.02(o)(2).

“Bank Common Stock” has the meaning set forth in the Recitals.

“Bank Disclosure Schedules” has the meaning set forth in Section 3.01.

“Bank Entities” means, collectively, Bank and Subsidiary.

“Bank Entities IP” has the meaning set forth in Section 3.02(s)(1).

“Bank Financial Statements” has the meaning set forth in Section 3.02(g)(1).

“Bank Insurance Policies” has the meaning set forth in Section 3.02(r).

“Bank Merger” has the meaning set forth in the Recitals.

“Bank Merger Agreement” means a merger agreement, substantially in the form attached hereto as Exhibit 2.

“Bank Retirement Plan” has the meaning set forth in Section 4.10(c).

“Books and Records” means the books and records of the Bank Entities, including, as applicable, all (a) books of account, financial, Tax (including Tax Returns), business, marketing, personnel and research information and records, equipment logs, operating guides and manuals and all other documents, files, correspondence and other information, (b) all organizational, corporate or ownership records of the Bank Entities, (c) with respect to each Business Employee, census data (including full name, job title, start date, regularly scheduled hours, regular work week, part-time or full-time status, designation of exempt or nonexempt status, annual salary, hourly rate (if applicable) and benefit plan enrollment (other than medical and dental plan enrollment to the extent Seller is prohibited from providing such information under applicable Law), work address, work phone, home address, and province or other jurisdiction of residence) and other employment records relating to the Business Employee that are kept in the normal course of business or required to be kept in the normal course of business under applicable Law and (d) any original copies of the books and records of the Bank Entities in the possession of Seller or its Affiliates.

“Branches” has the meaning set forth in the USVI Purchase Agreement.

“Burdensome Condition” has the meaning set forth in Section 4.02(d).

“Business Benefit Plan” has the meaning set forth in Section 3.02(o)(1).

“Business Day” means any day on which commercial banks in Puerto Rico are open for business, other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York is closed for business.

“Business Employee” means an employee of the Bank Entities, Seller or its Affiliates who devotes all or substantially all of his/her time to the business of the Bank Entities, other than employees of Seller or its Affiliates (other than the Bank Entities) providing services under the Transition Services Agreement.

“Capital Action” has the meaning set forth in Section 4.02(c).

“Closing” has the meaning set forth in Section 2.02(a).

“Closing Agreement Purchaser Taxes” means Closing Agreement Taxes except to the extent resulting from or attributable to (i) the settlement of the Closing Agreements at the request of Seller or Bank, or (ii) any action or inaction by Seller or its Affiliates prior to March 1, 2019.

“Closing Agreement Refunds” means any refunds attributable to the Closing Agreements.

“Closing Agreement Taxes” means any Taxes due under (A) paragraph (h) on p. 6 of the Closing Agreement listed in clause (i) of the definition thereof, (B) paragraphs 4 and 9 of the Closing Agreement listed in clause (ii) of the definition thereof, (C) paragraph 2 on pp. 7-8 of the Closing Agreement listed in clause (iv) of the definition thereof and (D) any other parts of the Closing Agreements relating thereto.

“Closing Agreements” means (i) the closing agreement between the Secretary of the Treasury of the Commonwealth of Puerto Rico and Scotiabank de Puerto Rico, entered into as of November 2, 2012, (ii) the closing agreement between the Secretary of the Treasury of the Commonwealth of Puerto Rico and Scotiabank de Puerto Rico, entered into as of October 31, 2014, (iii) the closing agreement between the Secretary of the Treasury of the Commonwealth of Puerto Rico and Scotiabank de Puerto Rico, entered into as of January 30, 2015 and (iv) the closing agreement between the Secretary of the Treasury of the Commonwealth of Puerto Rico, Scotiabank de Puerto Rico, and Scotia Insurance de Puerto Rico, Inc. entered into as of June 30, 2015.

“Closing Date” has the meaning set forth in Section 2.02(a).

“Code” means the Internal Revenue Code of 1986.

“Competitive Business” has the meaning set forth in Section 4.08(b).

“Confidential Information” has the meaning set forth in Section 4.07(a).

“Confidentiality Agreement” has the meaning set forth in Section 4.07(d).

“Consideration” means (1) $550,000,000.00 minus (2) the aggregate amount of any Pre-Closing Secondary Dividends actually paid to Seller after the execution of this Agreement but on or prior to the Closing Date.

“Continuing Employee” has the meaning set forth in Section 4.10(e).

“Contract” means any written or oral agreement, contract, lease, mortgage or binding commitment or arrangement.

“Controlling Party” has the meaning set forth in Section 4.12(d)(2).

“Cooperation Parties” has the meaning set forth in Section 4.21(a).

“Credit Support Agreements” has the meaning set forth in Section 4.09(b).

“de minimis loss” has the meaning set forth in Section 6.02(b).

“Deductible” has the meaning set forth in Section 6.02(b).

“Disclosure Requirements” has the meaning set forth in Section 4.21(a).

“Environmental Laws” has the meaning set forth in Section 3.02(y).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business, whether or not incorporated, that, together with Bank, would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Excluded Books and Records” means (1) any Books and Records that cannot be transferred under applicable Law, (2) Tax Returns of Seller (except to the extent related solely to one or more Bank Entities, the Purchased Assets or the Assumed Liabilities) (on a standalone basis), (3) records of Seller or its Affiliates (other than the Bank Entities) such as Seller customer lists or information regarding Seller’s broader regional or global operations and (4) any books, records or other data that are not otherwise included in the definition of Books and Records.

“Extensions of Credit” has the meaning set forth in Section 3.02(u)(1).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Financial Statements” has the meaning set forth in Section 3.02(g)(1).

“Financing Source” means, in its capacity as such, any agent, arranger, lender, underwriter, purchaser, noteholder or other debt or equity financing source providing a commitment to provide or arrange all or part of the financing pursuant to any commitment letter, engagement letter or any definitive financing documents (whether debt or equity and whether public or private).

“First Preferred Stock” has the meaning set forth in Section 3.02(c)(1).

“Foreign Plan” has the meaning set forth in Section 3.02(o)(13).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any (i) federal, state, commonwealth, local, provincial, territorial, municipal, foreign or supranational court or other tribunal, administrative agency or commission, (ii) any federal, state, commonwealth, local, provincial, territorial, municipal, foreign or supranational governmental or regulatory authority, entity or instrumentality, including self-regulatory organizations, and (iii) any arbitrator, arbitral body or panel or mediator.

“Guarantee” has the meaning set forth in Section 4.19(b).

“Guaranteed Obligations” has the meaning set forth in Section 4.19(b).

“Indemnified D&O” has the meaning set forth in Section 4.17(a).

“Indemnified Party” has the meaning set forth in Section 6.04(a).

“Indemnifying Party” has the meaning set forth in Section 6.04(a).

“Indemnity Cap” has the meaning set forth in Section 6.02(b).

“Information Privacy Laws” has the meaning set forth in Section 3.02(t)(1).

“Insurance Agent” has the meaning set forth in Section 3.02(x)(1).

“Intellectual Property” means all intellectual property rights of every kind and description anywhere in the world, including all U.S. and foreign: (a) Trademarks; (b) patents and invention disclosures; (c) copyrights (including copyrights in computer software) and copyrightable subject matter; (d) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”); (e) applications, registrations, renewals, reversions, reissues, continuations and extensions for any of the foregoing; and (f) confidential or proprietary know-how or trade secrets (“Trade Secrets”).

“Intercompany Derivative Instruments” has the meaning set forth in Section 3.02(l).

“Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are payable by Seller or any of its Affiliates (other than the Bank Entities) to the Bank Entities.

“Intercompany Receivables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are receivable by Seller or any of its Affiliates (other than the Bank Entities) from the Bank Entities.

“Interim Financial Statements” has the meaning set forth in Section 4.04(b).

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to Seller, the actual knowledge of the individuals set forth in Section 1.01(a) of the Bank Disclosure Schedules and (b) with respect to Purchaser, the actual knowledge of the individuals set forth in Section 1.01(a) of the Purchaser Disclosure Schedules.

“Law” means any law (including common law), statute, code, ordinance, rule, regulation, constitution, treaty, order, award, writ, decree, judgment, decision, ruling, directive or injunction issued, promulgated or entered into by or with any Governmental Authority.

“Lien” means any charge, mortgage, pledge, security interest, lien, easement or other similar encumbrance.

“Losses” has the meaning set forth in Section 6.02(a).

“Material Adverse Effect” means, as the case may be, any event, change, development, occurrence, or effect that:

(a) is material and adverse to the business, assets or condition (financial or otherwise) of the Bank Entities, the Purchased Assets and the Assumed Liabilities (taken as a whole together with the Bank Entities); or

(b) would materially impair the ability of Seller to perform its obligations under this Agreement or the Purchase Agreements or otherwise materially impede or delay the consummation of the Stock Sale or the other transactions contemplated by this Agreement or the Purchase Agreements;

provided that, in determining whether a Material Adverse Effect has occurred with respect to clause (a), there shall be excluded any event, change, development, occurrence or effect to the extent attributable to or resulting from (1) changes occurring after the date of this Agreement of any type in general economic conditions or in equity or debt market conditions, including trading levels and volatility in any capital market; (2) changes occurring after the date of this Agreement in the financial services industry in general and changes occurring after the date of this Agreement affecting financial institutions in Puerto Rico or the USVIs in particular; (3) changes occurring after the date of this Agreement in GAAP or regulatory accounting requirements or authoritative interpretations thereof; (4) changes occurring after the date of this Agreement in applicable Law or the interpretation or enforcement thereof by Governmental Authorities; (5) changes occurring after the date of this Agreement in economic, business, credit or financial conditions or trends generally affecting the banking sector in the United States and its territories generally, and in Puerto Rico and the USVIs in particular, including changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally, and in Puerto Rico or the USVIs in particular, as well as changes after the date of this Agreement to any previously applied asset marks resulting therefrom; (6) the announcement or performance of this Agreement or the transactions contemplated hereby; (7) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof; (8) changes occurring after the date of this Agreement in national or international political or social conditions, including the engagement by the United States or Canada in hostilities, whether or not pursuant to the declaration of a national emergency, including in Puerto Rico or the USVIs, or war, or the escalation after the date of this Agreement of such an engagement, or the occurrence after the date of this Agreement of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (including Puerto Rico and the USVIs); (9) actions or omissions of Seller or its Affiliates (including the Bank Entities) that are required to be taken by Seller or its Affiliates by the Transaction Documents or actions, or effects of actions, taken by Seller or any of its Affiliates or the Bank Entities that are taken at the written direction of or with the prior written consent of Purchaser or its Affiliates; or (10) natural disasters, epidemics or “acts of God,” in each case, occurring after the date of this Agreement; provided that, in the case of clauses (1), (2), (3), (4), (5), (8) and (10) only, if such event, change, development, occurrence or effect is disproportionally adverse to the Bank Entities, the Purchased Assets and the Assumed Liabilities (taken as a whole together with the Bank Entities) as compared to other banking institutions operating in the business and locations in which the Bank Entities, the PR Branch or the Branches operate, as applicable, then the disproportionate aspects of such event, change, development, occurrence or effect will be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Contract” means each of the following Contracts (excluding any Business Benefit Plan) to which any Bank Entity is a party, by which any Bank Entity (or such Bank Entity’s assets or property) is bound or otherwise subject as of the date of this Agreement:

(a) any lease for real property with gross annual lease payments of more than $100,000.00;

(b) any Contract for the purchase of materials, supplies, goods, services, equipment or other tangible assets (other than those specified elsewhere in this definition) that provides for annual payments of more than $300,000.00;

(c) any material partnership or joint venture Contract;

(d) any Contract relating to the acquisition or disposition of any material business or operations (whether by merger, sale of stock, sale of assets, or otherwise) entered into since January 1, 2016 or under which there are outstanding rights or obligations, including any continuing earnout, purchase price adjustment, indemnification or similar contingent payment rights or obligations (for the avoidance of doubt, this clause (d) will not include the acquisition of assets in the ordinary course of business consistent with past practices, such as other real estate owned);

(e) any indenture, promissory note, loan agreement, guarantee or other Contract for the borrowing of money (excluding, for the avoidance of doubt, deposits) or the deferred purchase price of property in excess of $300,000.00 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(f) any Contract that creates future payment obligations (excluding, for the avoidance of doubt, deposits) in excess of $300,000.00 in the aggregate and which by its terms does not terminate or is not terminable without penalty upon notice of 90 days or less;

(g) any Contract, pursuant to which a Bank Entity grants or receives any material license or other material right to Intellectual Property, other than non-exclusive licenses granted to a Bank Entity on standardized terms for the use of commercially available software or information technology services requiring annual payments of less than $100,000.00 per year;

(h) (1) any exclusive dealing Contract, (2) any Contract that contains express non-competition or non-solicitation covenants that limit the freedom of a Bank Entity to compete in any material respect in any line of business or with any Person or in any area, (3) any other Contract that contains any rights of first refusal, rights of first negotiation or similar obligations or restrictions, or (4) any other Contract that contains a most favored nation provision that would result in granting to the counterparty any material rights;

(i) any Contract between a Bank Entity, on the one hand, and Seller or any Affiliate of Seller (other than the Bank Entities), on the other hand (each, an “Affiliate Contract”);

(j) any Contract with any Governmental Authority (other than the Closing Agreements and any loan agreement with any Governmental Authority), including any loss sharing agreement with the FDIC under which Bank or the FDIC has any continuing obligations;

(k) any Contract (1) involving commitments to others to make capital expenditures or capital asset purchases or capital asset sales in excess of $100,000.00 individually or $500,000.00 in the aggregate or (2) involving any expenditures or commitments to purchase relating to information technology in amounts greater than $100,000.00 on an annual basis or $500,000.00 in the aggregate;

(l) any Contract restricting the payment of dividends or the repurchase of stock or other equity;

(m) any Contract to refrain or forbear from acquiring assets or securities of a third party (including standstill agreements);

(n) any Contract between Subsidiary, on the one hand, and any insurer, on the other hand, under which Subsidiary has earned commissions in excess of $300,000.00 for the 12-month period ended May 31, 2019;

(o) any Credit Support Agreement; and

(p) any Contract under which any Bank Entity has guaranteed any material liabilities of any other Person, entered into outside the ordinary course of business.

“Materials” has the meaning set forth in Section 4.15(c).

“Multiemployer Plan” has the meaning set forth in Section 3.02(o)(5).

“New Plans” has the meaning set forth in Section 4.10(g).

“Non-Controlling Party” has the meaning set forth in Section 4.12(d)(2).

“Old Plans” has the meaning set forth in Section 4.10(g).

“Outside Date” has the meaning set forth in Section 7.01(b).

“Parent” has the meaning set forth in the Preamble.

“Participants” has the meaning set forth in Section 4.10(d).

“Permits” has the meaning set forth in Section 3.02(k)(3).

“Permitted Liens” means, with respect to the Bank Entities, (a) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, landlord’s or repairmen’s liens or other similar common law or statutory Liens arising or incurred in the ordinary course of business; (b) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings and for which reserves have been established on the Financial Statements to the extent required under GAAP; (c) non-exclusive licenses or similar rights with respect to Intellectual Property incurred in the ordinary course of business; (d) gaps in the chain of title that are readily apparent from the records of the applicable Governmental Authority registries; and (e) Liens that would not materially impair, as applicable, the conduct of the businesses of the Bank Entities or value of the Bank Entities.

“Person” means any individual, bank, savings association, corporation, partnership, Governmental Authority, limited liability company, association, joint-stock company, trust, unincorporated organization or other entity or organization.

“Personal Data” means information held by or on behalf the Bank Entities that can reasonably be used to identify an individual natural person, including name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, biometric identifiers, geolocation or any other piece of information, or any other information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and that is regulated by such Law.

“PR Branch” has the meaning set forth in the PR Purchase Agreement.

“PR Closing” means the closing of the sale and purchase of the Purchased Assets (as defined in the PR Purchase Agreement) and the assumption of the Assumed Liabilities (as defined in the PR Purchase Agreement) pursuant to the PR Purchase Agreement.

“PR Closing Date” means the date on which the PR Closing occurs.

“PR Code” means the Puerto Rico Internal Revenue Code of 2011.

“PRBA” means the Puerto Rico Banking Act.

“PR Purchase Agreement” has the meaning set forth in the Recitals.

“PR Tax Authority” means the Department of Treasury of Puerto Rico (Departamento de Hacienda de Puerto Rico).

“Pre-Closing Dividends” has the meaning set forth in Section 4.13.

“Pre-Closing Primary Dividend” means one or more dividends or distributions in an amount, in the aggregate, equal to two hundred million dollars ($200,000,000), subject to the adjustments set forth in Section 1.01(b) of the Bank Disclosure Schedules.

“Pre-Closing Secondary Dividend” has the meaning set forth in Section 4.13.

“Pre-Closing Tax Period” means any Tax period ending at or prior to the Closing Date.

“Preferred Stock” means, collectively, the First Preferred Stock and the Second Preferred Stock.

“Previously Disclosed” means, in response or as an exception to any particular representation, warranty or covenant set forth in this Agreement, information set forth in the corresponding Section of the Bank Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be; it being understood that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Bank Disclosure Schedules or the Purchaser Disclosure Schedules, as applicable, as an exception to a representation or warranty shall not be deemed an admission by Seller or Purchaser, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, (c) disclosure in any Section of the Bank Disclosure Schedules or Purchaser Disclosure Schedules, as applicable, as an exception to, or in response to, any representation or warranty will be deemed to be a disclosure with respect to any other representation, warranty or covenant in this Agreement to the extent that the relevance of such disclosure is reasonably apparent from the face of such disclosure, (d) no reference to or disclosure of any item in the Bank Disclosure Schedules or Purchaser Disclosure Schedules, as applicable, shall be construed as an admission that such item was required to be referenced or disclosed or is material, (e) no reference to a possible breach of contract or applicable Law shall be deemed an admission that any such breach exists or actually occurred and (f) no Person may rely on the Bank Disclosure Schedules other than Purchaser and Parent and no Person may rely on the Purchaser Disclosure Schedules other than Seller.

“Purchase Agreement Closings” means, collectively, the PR Closing and the USVI Closing.

“Purchase Agreements” has the meaning set forth in the Recitals.

“Purchased Assets” means, collectively, the Purchased Assets (as defined in the PR Purchase Agreement) and the Purchased Assets (as defined in the USVI Purchase Agreement).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Disclosure Schedules” means the schedules delivered by Purchaser to Seller concurrently with the execution and delivery of this Agreement.

“Purchaser Fundamental Representations” has the meaning set forth in Section 6.01.

“Purchaser Premium Cap” has the meaning set forth in Section 4.17(d).

“Purchaser Retirement Plan” has the meaning set forth in Section 4.10(c).

“Purchaser Releasee” has the meaning set forth in Section 4.18.

“Regulation S-X” means Regulation S-X promulgated by the U.S. Securities and Exchange Commission under the Securities Act and the Securities Exchange Act of 1934.

“Remedial Action” has the meaning set forth in Section 4.02(c).

“Reports” has the meaning set forth in Section 3.02(k)(5).

“Representatives” of a Person means such Person’s officers, directors, employees, counsel, accountants, advisors, representatives and agents.

“Requisite Regulatory Approvals” means the (a) regulatory notices and approvals listed on the Purchaser Requisite Regulatory Approvals Schedule and (b) regulatory approvals listed in Section 5.02(d) of the Bank Disclosure Schedules.

“Restricted Activities” has the meaning set forth in Section 4.08(b).

“Restricted Employees” has the meaning set forth in Section 4.08(a).

“Restrictive Covenants” has the meaning set forth in Section 4.12(f).

“Second Preferred Stock” has the meaning set forth in the Recitals.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the Securities Act and any applicable securities Laws of any state.

“Seller” has the meaning set forth in the Preamble.

“Seller Confidentiality Agreement” has the meaning set forth in Section 4.20.

“Seller Fundamental Representations” has the meaning set forth in Section 6.01.

“Seller Marks” has the meaning set forth in Section 4.15(a).

“Seller Plans” has the meaning set forth in Section 4.10(b).

“Seller Releasee” has the meaning set forth in Section 4.18.

“Shared-Loss Agreements” means, collectively, the Single Family Shared-Loss Agreement, among FDIC, as receiver for R-G Premier Bank of Puerto Rico, Hato Rey, Puerto Rico, FDIC and Bank, dated as of April 30, 2010 and the Commercial Shared-Loss Agreement, among FDIC, as receiver for R-G Premier Bank of Puerto Rico, Hato Rey, Puerto Rico, FDIC and Bank, dated as of April 30, 2010.

“Shares” has the meaning set forth in the Recitals.

“Software” has the meaning set forth in the definition of Intellectual Property.

“Special Retention Bonus Letter Agreements” means the Special Retention Bonus Letter Agreements listed on Section 3.02(o)(10)(A) and (B) of the Bank Disclosure Schedule.

“Specified Actions” has the meaning set forth in Section 4.24.

“Stock Sale” has the meaning set forth in Section 2.01.

“Storage Facility” has the meaning set forth in Section 4.04(c).

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” has the meaning set forth in Section 3.02(d)(1).

“Subsidiary Financial Statements” has the meaning set forth in Section 3.02(g)(1).

“Tax” and “Taxes” means all taxes, assessments, charges, duties, levies or other similar charges, in each case, in the nature of a tax, including any federal, state, commonwealth, local, provincial, territorial, municipal and foreign taxes, however denominated, and including income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, escheat, franchise, employment, capital, value added, goods and services, ad valorem, transfer, business, environmental, service, service use, payroll, unemployment, occupation, social security, stamp, customs, and all other taxes, fees, duties, assessments, deductions, withholdings or similar charges, including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person and any Tax imposed by operation of law or as a successor or predecessor, together with any interest, penalties and additions to tax with respect thereto.

“Tax Contest” means any federal, state, commonwealth, local or foreign audit, examination, refund litigation, adjustment in controversy, or other administrative proceeding or court proceeding related to Taxes.

“Tax Returns” means all federal, state, commonwealth, local and foreign returns and reports filed or required to be filed with respect to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 6.04(a).

“Third-Party Reimbursement” has the meaning set forth in Section 6.04(d).

“Third-Party Transaction” has the meaning set forth in Section 4.05.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Trademarks” means trademarks, service marks, domain names, logos, trade dress, design rights, trade names, and other similar designations of source or origin, together with all goodwill associated therewith and symbolized thereby.

“Transaction Deductions” means all Tax deductions available to Seller or its Affiliates as a result of or in connection with the transactions contemplated by this Agreement (including, without limitation, the payment of Transaction Expenses and payments of amounts that would have been Transaction Expenses but for the fact that they were paid prior to the Closing, and the payment by or on behalf of the Bank Entities of any fees or other costs and expenses associated with the transactions contemplated by this Agreement).

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Purchase Agreements and the Bank Merger Agreement.

“Transaction Expenses” means (a) all expenses, including the out-of-pocket fees and expenses payable to third parties (including all fees, expenses, disbursements and other similar amounts payable to attorneys, financial advisors, brokers or accountants), incurred by Seller or any of its Affiliates (including the Bank Entities) in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, the Purchase Agreements and the Transition Services Agreement, including any of the foregoing that are invoiced at or following the

Closing for services performed at or prior to the Closing, (b) any change in control, sale bonus, retention or transaction payment or benefit which vest or become payable to any current or former director, officer or employee of the Bank Entities as a result of or in connection with the consummation of the transactions contemplated by this Agreement or the Purchase Agreements (excluding any of the foregoing amounts payable as a result of actions taken by Purchaser or any of its Affiliates on or following the Closing, but including any amounts payable pursuant to the Special Retention Bonus Letter Agreements regardless of whether such amounts become payable or are paid before, on or after the Closing) and (c) the employer-paid portion of any payroll Taxes (including social security and similar contributions) payable in connection with amounts payable in respect of the amounts described in clause (b); provided, however, that Transaction Expenses shall not include: (1) any obligations incurred by any Bank Entity at the written direction of Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement; or (2) costs specifically allocated to Purchaser, such as fees and expenses under the Transition Services Agreement.

“Transfer Taxes” has the meaning set forth in Section 4.12(e).

“Transition Plan” has the meaning set forth in Section 4.14(b).

“Transition Plan Committee” has the meaning set forth in Section 4.14(b).

“Transition Services Agreement” has the meaning set forth in Section 4.14.

“Units” has the meaning set forth in Section 3.02(d)(2).

“USVI Closing” means the closing of the sale and purchase of the Purchased Assets (as defined in the USVI Purchase Agreement) and the assumption of the Assumed Liabilities (as defined in the USVI Purchase Agreement) pursuant to the USVI Purchase Agreement.

“USVI Closing Date” means the date on which the USVI Closing occurs.

“USVI Purchase Agreement” has the meaning set forth in the Recitals.

“USVIs” means the United States Virgin Islands.

1.02 Interpretation; Effect.

(a) In this Agreement, except as the context may otherwise require, references to: (1) the Preamble, Recitals, Articles, Sections, Exhibits or Schedules refer to the Preamble to, a Recital, Articles, Section of, Exhibit to or Schedule to, this Agreement; (2) the “transactions contemplated hereby” means the transactions provided for in this Agreement; (3) any Contract (including this Agreement and the Purchase Agreements) are to the Contract as amended, modified, supplemented, restated or replaced from time to time; (4) any applicable Law refer to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (5) any Governmental Authority include any successor to that Governmental Authority; (6) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (7) any gender includes the other gender; and (8) “dollars,” “cents” and “$” refers to U.S. Dollars and Cents.

(b) Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

(c) The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) The word “Party” is deemed to refer to, individually, Seller or Purchaser and together, the Parties.

(e) The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(f) This Agreement is the product of negotiation by the Parties, each having the assistance of counsel and other advisers. The Parties intend that this Agreement not be construed more strictly with regard to one Party than with regard to the other.

(g) No provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Law.

(h) If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following the original expiration date of such.

(i) Any reference herein to any document being “made available” to Purchaser means that such document was posted, at least twenty-four hours prior to the date hereof, to the electronic data room maintained by Seller and to which Purchaser has access.

ARTICLE II

Purchase and Sale

2.01 Purchase and Sale. Subject to the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) Seller shall transfer to Purchaser, and Purchaser shall purchase from Seller, free and clear of all Liens (other than restrictions on transfer which arise under applicable Securities Laws and Purchaser’s own facts and circumstances), all of the Shares (excluding any shares of Second Preferred Stock redeemed by Bank prior to the Closing) (the “Stock Sale”) and (b) Purchaser shall, in consideration of the Stock Sale, pay to Seller (or any Affiliate of Seller designated by Seller in writing), the Consideration, in cash and in the manner set forth in Section 2.02(b). For Puerto Rico income tax purposes, it is the intention of Seller to treat the Stock Sale as a sale of shares.

2.02 Closing; Deliverables.

(a) Closing. The closing of the Stock Sale (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) will take place (1) at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York at 10:00 a.m., New York City time on the third Business Day following the day on which the last of the conditions in Article V (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of all such conditions) has been satisfied or waived in accordance with this Agreement, or (2) at such other place, time and date as the Parties may mutually agree in writing.

(b) Deliveries at Closing. At the Closing:

(1) Purchaser shall pay to Seller the Consideration to one or more accounts to be designated in writing by Seller to Purchaser at least two (2) Business Days prior to the Closing Date;

(2) Seller shall deliver to Purchaser evidence that Seller and the Bank have, in accordance with Article I, Section 3 of the Bank’s By-Laws, fulfilled the formalities required to carry out the transfer of the Shares (excluding any shares of Second Preferred Stock redeemed by Bank prior to the Closing) to Purchaser;

(3) Seller and Purchaser shall deliver the certificates referred to in Sections 5.02(c) and 5.03(c);

(4) Seller shall deliver to Purchaser (A) copies of the Seller Confidentiality Agreements and (B) a counterpart signature page, duly executed by Seller (or its applicable Affiliates), to the Transition Services Agreement;

(5) Purchaser shall deliver to Seller a counterpart signature page, duly executed by Purchaser, to the Transition Services Agreement; and

(6) Seller shall deliver to Purchaser written resignations of each director of each Bank Entity, effective as of the Closing.

2.03 Withholding. As of the date of this Agreement, to the Knowledge of the Parties after obtaining the advice of qualified counsel in the relevant jurisdictions, there is no requirement that any Taxes are required to be withheld by any Party from any payment under this Agreement and, to the extent that any Party becomes aware of any such requirement, it will notify the other Party of such requirement at least ten (10) Business Days prior to the Closing Date and provide a reasonable opportunity for such other Party to provide forms or evidence that would exempt such amounts from withholding. The applicable withholding Party shall promptly deliver to the other Party copies of any receipts provided to it by a taxing authority in respect of withholding Tax and any other proof reasonably requested by such other Party showing payment of any withholding Tax to the relevant taxing authority. Notwithstanding the foregoing, Parent, the Bank Entities, and any of their applicable Subsidiaries will be entitled to deduct and withhold from the Aggregate Consideration and any amounts otherwise payable pursuant to this Agreement such amounts as such entities reasonably determine are required to be deducted and withheld with respect to the making of such payment under the Code, the PR Code, or any provision of applicable Tax Law. Any amounts so withheld and paid over to an applicable Governmental Authority will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Representations and Warranties

3.01 Disclosure Schedules. Concurrently with the execution and delivery of this Agreement, Seller has delivered to Purchaser schedules (the “Bank Disclosure Schedules”) and Purchaser has delivered to Seller the Purchaser Disclosure Schedules.

3.02 Representations and Warranties of Seller. Except as Previously Disclosed, Seller represents and warrants to Purchaser that:

(a) Organization, Standing and Authority.

(1) Seller is a Schedule I bank, duly organized, validly existing and in good standing under the Laws of Canada. Seller has all corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(2) Bank is a bank duly organized, validly existing and in good standing under the Laws of Puerto Rico. Bank has all corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign entity in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. True, complete and correct copies of the articles of incorporation and the bylaws of Bank, each as in effect as of the date of this Agreement, have been made available to Purchaser. The deposit accounts of Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened. Bank is a member in good standing of the Federal Home Loan Bank of New York and owns the requisite amount of stock therein. Bank operates an internal banking unit established and licensed under Act 52 of August 11, 1989, as amended, known as the International Banking Center Regulatory Act.

(b) Ownership of Shares.

(1) Seller is the sole record and beneficial owner of the Shares. Seller has good and valid title to all such Shares, free and clear of all Liens (other than any transfer restrictions imposed by federal, provincial or commonwealth securities laws), and upon delivery by Seller of such Shares (excluding any shares of Second Preferred Stock redeemed by Bank prior to the Closing) at the Closing, good and valid title to such Shares (excluding any shares of Second Preferred Stock redeemed by Bank prior to the Closing) will pass to Purchaser, free and clear of all Liens (other than restrictions on transfer which arise under applicable Securities Laws). Except for such Shares, Seller does not own of record or beneficially own, or have any interest in or right to acquire, any shares of capital stock of any Bank Entity.

(2) There are no preemptive or other outstanding rights, options, warrants, agreements, arrangements or commitments of any character under which Seller is or may become obligated to sell or in any way dispose of, or giving any Person a right to acquire, any of the Shares. There are no stock appreciation, phantom stock, profit participation or similar rights with respect to Bank. Except for this Agreement and any Bank Entity’s constituent documents, Seller is not a party to any Contracts with respect to the voting, purchase, dividend rights, disposition or transfer of the Shares.

(c) Capital Structure.

(1) The authorized capital stock of Bank consists of 40,000,000 shares of Bank Common Stock, 500,000 shares of First Preferred Stock and 500,000 shares Second Preferred Stock. As of the date hereof, there are (A) 22,400,000 shares of Bank Common Stock issued and outstanding, all of which are held of record and beneficially owned by Seller free and clear of all Liens other than transfer restrictions under applicable Securities Laws, (B) no shares of first preferred cumulative redeemable stock with a par value of $10.00 per share (“First Preferred Stock”) issued or outstanding, (C) 332,337 shares of Second Preferred Stock issued and outstanding, all of which are held of record and beneficially owned by Seller free and clear of all Liens other than transfer restrictions under applicable Securities Laws, and (D) no other shares of capital stock or other voting or equity securities of Bank issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Bank Common Stock and Second Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(2) There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Bank may vote. No trust preferred or subordinated debt securities of Bank are issued or outstanding. There are no outstanding subscriptions, options, phantom securities, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or Contracts obligating Bank or Seller, as applicable, to issue, transfer, sell, purchase, redeem or otherwise acquire, any shares of capital stock or other voting or equity securities of Bank. There are no voting trusts, stockholder agreements, proxies or other Contracts in effect pursuant to which Bank or Seller has a contractual obligation with respect to the voting or transfer of capital stock or other voting or equity securities of Bank.

(d) Subsidiary.

(1) Scotia Insurance de Puerto Rico LLC is a wholly-owned subsidiary of Bank (“Subsidiary”) and a limited liability company duly organized, validly existing and in good standing under the Laws of Puerto Rico. True, complete and correct copies of the certificate of organization and limited liability company operating agreement of Subsidiary, each as in effect as of the date of this Agreement, have been made available to Purchaser. Subsidiary has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign entity in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(2) Bank owns all right, title and interest in and to, all outstanding units of membership interest of Subsidiary (the “Units”) free and clear of all Liens other than transfer restrictions under applicable Securities Laws. All the Units have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which members of Subsidiary may vote. There are no outstanding subscriptions, options, phantom securities, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or Contracts obligating Bank or Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any units of membership interests or other voting or equity securities of Subsidiary. There are no voting trusts, voting agreements, proxies or other Contracts in effect pursuant to which Bank or Subsidiary has a contractual obligation with respect to the voting or transfer of Units or other voting or equity securities of Subsidiary.

(3) Except for such Units and the capital stock of Puerto Rico Value Exchange Association, Inc. owned by Bank, Bank does not own any equity interest in any other entity (other than interests held in a fiduciary capacity on behalf of a third Person in the ordinary course of business). Subsidiary does not own any equity interest in any other entity.

(e) Corporate Authorization and Binding Effect. Seller (and, with respect to the Bank Merger Agreement, Bank) has (or, in the case of Bank, will have) the power and authority to enter into and perform its obligations under this Agreement (or, in the case of Bank, the Bank Merger Agreement, when executed and delivered), and any other documents executed by it pursuant hereto, including the other Transaction Documents to which Seller or Bank, as applicable, is or as of the Closing will be a party. The execution and delivery by Seller and Bank, as applicable, of the Transaction Documents to which it is or as of the Closing will be a party, the performance by each of Seller and Bank of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Seller and Bank, as applicable, prior to the date of this Agreement and no further corporate approvals or authorizations are required of Seller, Bank or any of their Affiliates in connection with the foregoing. This Agreement is a valid and legally binding obligation of Seller, and the other Transaction Documents to which Seller (or an Affiliate) is or will be a party have been, or at Closing will be, duly executed and delivered by Seller (or its applicable Affiliate) and assuming due authorization, execution, and delivery of the Transaction Documents by the other parties thereto, constitute, or at Closing will constitute, valid and binding agreements of Seller (or its applicable Affiliate), enforceable against Seller (in each case, or its applicable Affiliate) in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equitable principles).

(f) Regulatory Filings; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any Governmental Authority or other Person are required to be made or obtained by Seller or the Bank Entities in connection with the execution, delivery or performance by Seller or Bank of the Transaction Documents to which they are, or as of the Closing, will be a party, or to effect the transactions contemplated thereby, except for (A) the Requisite Regulatory Approvals, the Requisite PR Regulatory Approvals (as defined in the PR Purchase Agreement) and the Requisite USVI Regulatory Approvals (as defined in the USVI Purchase Agreement), and (B) such other consents, approvals, filings or registrations, the failure of which to be obtained would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. As of the date hereof, Seller has no Knowledge of any fact, condition or circumstance with respect to Seller or the Bank Entities that would reasonably be expected to result in the material delay or denial of any of the Requisite Regulatory Approvals and consents in order to permit consummation of the Stock Sale, the Bank Merger and the transactions contemplated hereby.

(2) Subject to the receipt of the approvals and consents referred to in Section 3.02(f)(1) and the expiration of applicable waiting periods, the execution, delivery and performance by Seller and Bank, as applicable, of the Transaction Documents, the performance by each of Seller and Bank, as applicable, of its obligations thereunder and the consummation by them of the transactions contemplated thereby (including the Stock Sale and the Bank Merger) do not (A) constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a right of termination, cancellation or acceleration of any obligation of Seller or the Bank Entities or to a loss of any benefits to which Seller or any Bank Entity is entitled under any provision of (i) Seller’s or any Bank Entity’s constituent documents; (ii) assuming compliance with the requirements referred to in Section 3.02(f)(1), any Law, regulation, judgment, injunction, order or decree binding upon Seller or the Bank Entities, other than violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or (iii) assuming compliance with the requirements referred to in Section 3.02(f)(1), any Material Contract to which Seller or the Bank Entities is a party or any license, franchise, permit or similar authorization held by Seller or the Bank Entities, in each case other than violations, breaches, defaults, rights or loss which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or (B) result in the creation or imposition of any Lien on any material portion of the assets of the Bank Entities.

(g) Financial Statements; No Material Adverse Effect; Ordinary Course.

(1) The Bank Financial Statements Schedule contains true, complete and correct copies of (i) Bank’s (A) audited consolidated financial statements (including any related notes and schedules thereto) for the fiscal years ended October 31, 2017 and 2018, (B) Bank’s unaudited consolidated reports of condition and income (call report) as of and for the 12-month period ended December 31, 2018 and (C) Bank’s unaudited consolidated reports of condition and income (call report) as of and for the 3-month period ended March 31, 2019 (collectively, the “Bank Financial Statements”) and (ii) Subsidiary’s audited financial statements (including any related notes and schedules thereto) for the fiscal years ended October 31, 2017 and 2018 (collectively, the “Subsidiary Financial Statements” and, together with the Bank Financial Statements, the “Financial Statements”). Each of the consolidated balance sheets included in the Bank Financial Statements was derived from the Books and Records and fairly presents in all material respects, the consolidated financial position of Bank, as of its date, and each of the consolidated statements of income and changes in stockholder equity or equivalent statements included in the Bank Financial Statements fairly presents in all material respects, the consolidated results of operations or changes in stockholder equity, as the case may be, of Bank, for the periods set forth therein, and, in each case, were prepared in accordance with GAAP consistently applied during the periods involved and subject, in each case, to (A) any matter disclosed in the Financial Statements (or the notes thereto, if applicable), and (B) in the case of the unaudited financial statements of Bank referenced in clause (C) of the definition of Bank Financial Statements, normal year-end adjustments and the absence of footnotes. Each of the balance sheets included in the Subsidiary Financial Statements was derived from the Books and Records and fairly presents in all material respects, the financial position of Subsidiary, as of its date, and each of the statements of income and changes in members’ equity, as the case may be, of Subsidiary, fairly presents in all material respects, the results of operation or changes in member equity, as the case may be, of Subsidiary for the periods set forth therein, and in each case, were prepared in accordance with GAAP consistently applied during the periods involved and subject, in each case, to any matter disclosed in the Subsidiary Financial Statements (or the notes thereto, if applicable).

(2) Except (A) for liabilities and obligations incurred in the ordinary course of business since October 31, 2018 or (B) as reflected or reserved against in the Financial Statements (or notes thereto, if applicable), (x) since October 31, 2018 through the date of this Agreement, neither Bank nor Subsidiary has incurred any material liabilities that would be required to be reflected or reserved against in the consolidated balance sheet of Bank prepared in accordance with GAAP as applied in the preparation of the Bank Financial Statements for the fiscal year ended October 31, 2018 and (y) to Seller’s Knowledge, as of the date hereof, the Bank Entities do not have any liabilities of any nature (whether absolute contingent or otherwise) that would be material to the Bank Entities taken as a whole.

(3) Since October 31, 2018, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 3.02 or otherwise), has had or would reasonably be expected to have a Material Adverse Effect.

(4) Since October 31, 2018 through the date hereof, except with respect to the transactions contemplated by the Transaction Documents, the Bank Entities have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(5) Any Interim Financial Statements delivered pursuant to Section 4.04(b) will contain, true, complete and correct copies of Bank’s Interim Financial Statements. Each consolidated balance sheet included in any Interim Financial Statement will be derived from the Books and Records and fairly present in all material respects, the consolidated financial position of Bank, as of its date, and each of the consolidated statements of income and changes in stockholder equity or equivalent statements included in any Interim Financial Statement will fairly present in all material respects, the consolidated results of operations or changes in stockholder equity, as the case may be, of Bank, for the periods set forth therein, and, in each case, will be prepared in accordance with GAAP consistently applied during the periods involved and subject, in each case, to (A) any matter disclosed in such Interim Financial Statements (or the notes thereto, if applicable), and (B) in the case of the unaudited financial statements of Bank referenced in clause (C) of the definition of Interim Financial Statements, normal year-end adjustments and the absence of footnotes.

(h) Contracts.

(1) Seller has Previously Disclosed a true, correct and complete list of, and made available to Purchaser true, complete and correct copies of, each Material Contract.

(2) Each Material Contract is a valid and binding agreement of the applicable Bank Entity and is in full force and effect in all material respects, and, neither the applicable Bank Entity nor, to the Knowledge of Seller, the counterparty to such Contract is in material default or breach of the terms of any such Contract. To the Knowledge of Seller, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of any Bank Entity under any Material Contract. Neither Seller nor any Bank Entity has delivered or received any notice of termination or cancellation of any such Material Contract.

(i) Property.

(1) None of the Bank Entities own any real property (other than “other real estate owned”).

(2) Seller has Previously Disclosed a true, correct and complete list of all real property leased or licensed by the Bank Entities as of the date of this Agreement.

(3) All leases of real property, and all other leases material to the Bank Entities, under which such Bank Entity, as lessee, leases personal property, are in full force and effect and are valid, binding and enforceable in accordance with their respective terms. There is not under any such lease any material existing default by the Bank Entities or, to the Knowledge of Seller, any other party thereto, or any event which with notice or lapse of time would constitute such a material default and all rent and other sums and charges due and payable under such lease have been paid.

(j) Internal Controls; Books and Records. The records, systems, controls, data and information of the Bank Entities are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of Seller, the Bank Entities or any of their respective accountants in all material respects. The Bank Entities have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and applicable Law. In the most recent evaluation of such internal controls, no material weaknesses were identified. All Books and Records maintained by Seller or any of its Affiliates (including the Bank Entities) are maintained in accordance with applicable Law and, to the Knowledge of Seller, all other Books and Records are maintained in accordance with applicable Law.

(k) Compliance with Laws. Except as is not and would not reasonably expected to be, individually or in the aggregate, material to the Bank Entities, taken as a whole:

(1) each Bank Entity is, and since January 1, 2016 has been, and the conduct of the business of the Bank Entities is, and since January 1, 2016, has been, in compliance with all applicable Laws, including Anti-Terrorism Laws, Anti-Bribery Laws and any Laws relating to bank secrecy, discriminatory lending, financing or leasing practices or money laundering;

(2) since January 1, 2016, no Bank Entity, or to the Knowledge of Seller, any director, officer, employee, agent or other person acting on behalf of any Bank Entity has, directly or indirectly, (A) used any funds of any Bank Entity for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (B) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of any Bank Entity, (C) established or maintained any unlawful fund of monies or, for an unlawful purpose, other assets of any Bank Entity, (D) made any fraudulent entry on the Books and Records or (E) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for any Bank Entity, to pay for favorable treatment for business secured or to pay for special concessions already obtained for any Bank Entity, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department;

(3) each Bank Entity has, and at all relevant times since January 1, 2016 has had, all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as conducted as of the date of this Agreement (collectively, “Permits”); since January 1, 2016, all fees and assessments due and payable with respect to such Permits have been timely paid in full; each Bank Entity is, and at all relevant times since January 1, 2016 has been, in compliance with all such Permits; all such Permits are in full force and effect and are current and no suspension or cancellation of any of them is pending or, to the Knowledge of Seller, threatened;

(4) no Bank Entity is party to or otherwise subject to or bound by any consent order, consent decree, cease and desist order, written agreement, prompt corrective action order, capital directive, memorandum of understanding, or other supervisory agreement by or with the FDIC, the Puerto Rico Office of the Commissioner of Financial Institutions, the Puerto Rico Office of the Commissioner of Insurance or any other Governmental Authority, nor has Seller or any of its Affiliates (including any Bank Entity) been advised by any such Governmental Authority that it is contemplating issuing or requesting any of the foregoing; provided, however, that no representation or warranty is made pursuant to this clause (4) as to any matter the disclosure of which would violate the confidentiality rules and regulations of the Federal Reserve, the FDIC, the Puerto Rico Office of the Commissioner of Financial Institutions, the Puerto Rico Office of the Commissioner of Insurance or any other applicable Governmental Authority; provided further that the immediately preceding proviso shall in no way be construed as a limitation on the representation in the second sentence of Section 3.02(f)(1); and

(5) since January 1, 2016, each Bank Entity has timely filed (including in accordance with applicable extensions) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law, regulation or rule, with any applicable Governmental Authority (collectively, the “Reports”). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), the Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the Governmental Authority with which they were filed.

(6) For the avoidance of doubt, Purchaser acknowledges and agrees that Seller’s representations and warranties under this Section 3.02(k) are not made with respect to Taxes, Tax Returns or related Tax matters.

(l) Derivative Instruments. Section 3.02(l) of the Bank Disclosure Schedules sets forth a true, correct and complete list of all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative Contracts or transactions, (1) between Seller and Bank (the “Intercompany Derivative Instruments”) or (2) between Seller and one or more of Bank’s customers for the benefit of Bank. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative Contracts or transactions, whether entered into for Bank’s own account, or for the account of one or more of Bank’s customers, were entered into (1) in accordance with prudent business practices and all applicable Laws and (2) with counterparties believed to be financially responsible at the time; and each such Contract constitutes the valid and legally binding obligation of Bank and, to the Knowledge of Seller, each of the counterparties thereto, is enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Except as has not had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Bank nor, to the Knowledge of Seller, any other party thereto, is in breach of any of its obligations under any such Contract.

(m) Litigation; Orders. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no litigation, proceeding, investigation, action, suit, hearing or controversy (each, an “Action”) dispute or claim by or before any Governmental Authority is pending against any Bank Entity, and, to the Knowledge of Seller, no such Action is threatened. There is no judgment, injunction, order, decree or regulatory restriction imposed upon or, to the Knowledge of Seller, threatened to be imposed upon any Bank Entity that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, there is no Action pending or, to the Knowledge of Seller, threatened against any of Seller or any of the Bank Entities by or before any Governmental Authority which is reasonably likely, individually or in the aggregate, to prevent or materially delay the transactions contemplated hereby.

(n) No Brokers. Except for any fees that may be due and owing to Credit Suisse Securities USA LLC, which will be paid by Seller prior to the Closing, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or Bank who might be entitled to any fee or commission from Seller or any Bank Entity in connection with the transactions contemplated by this Agreement or the Purchase Agreements.

(o) Employee Benefit Plans.

(1) Seller has Previously Disclosed a true, correct and complete list of each material Business Benefit Plan. For purposes of this Agreement, “Business Benefit Plan” means any employee benefit or compensation plan, program, agreement, contract or other legally binding obligation (whether or not subject to ERISA and whether written or unwritten), in each case, (x) which is sponsored, maintained, contributed to or required to be contributed to by the Bank Entities or any ERISA Affiliate for the benefit of any current or former officer, director, employee or other service provider (or any dependent or beneficiary thereof) of the Bank Entities, or (y) with respect to which any potential liability would reasonably be expected to be borne by the Bank Entities. Business Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, retention, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, pension, retirement, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other employee benefits or compensation of any kind.

(2) With respect to each material Business Benefit Plan sponsored or maintained by a Bank Entity (each, a “Bank Benefit Plan”), Seller has made available to Purchaser, to the extent applicable, accurate and complete copies of (A) the Bank Benefit Plan document, including any amendments thereto (or if such Bank Benefit Plan is not in writing, a written description of such Bank Benefit Plan), (B) the two most recently prepared financial statements and actuarial or other valuation report, (C) the most recent summary plan description and summary of material modifications, (D) each trust or other funding arrangement, (E) the two most recently filed annual reports on Form 5500, (F) the most recently received IRS and/or PR Tax Authority determination letter (or opinion or advisory letter, if applicable), (G) with respect to each Foreign Plan, the jurisdictional equivalent of each of the foregoing, and (H) all material non-routine correspondence to and from any Governmental Authority within the last three years.

(3) Each Business Benefit Plan that is intended to be qualified under Section 401(a) of the Code and/or Section 1081.01(a) of the PR Code, and any trust maintained with respect thereto, has received a current determination letter from the IRS and/or the PR Tax Authority as to its qualified or tax-exempt status, and, to the Knowledge of Seller, nothing has occurred that would reasonably be expected to result in the revocation of such determination, status or opinion letters.

(4) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Business Benefit Plan has been maintained, operated and administered in compliance with its terms and applicable Laws, including ERISA, the Code and/or the PR Code, as applicable, and complies in form to the requirements of such applicable Laws, in each case, as relates to Business Employees.

(5) Neither Bank nor any ERISA Affiliate has contributed (or had any obligation of any sort) in the last six (6) years to any employee benefit plan that is (A) subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (B) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (C) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (D) a “multiemployer pension plan,” as defined in Sections 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”), which, in each case, could reasonably be expected to result in material liability to the Bank Entities, Purchaser or Parent.

(6) With respect to each Multiemployer Plan contributed to or required to be contributed to by the Bank Entities or any ERISA Affiliate: (A) neither the Bank Entities nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied; (B) the aggregate withdrawal liability of the Bank Entities and their ERISA Affiliates under Subtitle E of Title IV of ERISA, computed as if a complete withdrawal by the Bank Entities and the ERISA Affiliates had occurred under each Multiemployer Plan on the date hereof, would not reasonably be expected to result in a material liability to the Bank Entities, Purchaser or Parent; and (C) in the event of a partial or total withdrawal from each Multiemployer Plan (either prior to or on the Closing Date) either (x) the Bank Entities’ or an ERISA Affiliate’s withdrawal liability (if any) under Subtitle E of Title IV of ERISA would be determined under Section 4203(b) of ERISA or, if clause (x) does not apply, then (y) the Bank Entities or such ERISA Affiliate would have no withdrawal liability under Subtitle E of Title IV of ERISA with respect to such Multiemployer Plan.

(7) All contributions and all premiums payable by Seller or Bank with respect to each Bank Benefit Plan in respect of current or prior plan years have been or will have been made or properly accrued in all material respects.

(8) There is no material Action pending, or to the Knowledge of Seller, threatened relating to a Business Benefit Plan (other than routine claims for benefits), in each case, relating to the participation of Business Employees (or their dependents).

(9) With respect to each Business Benefit Plan, (i) none of the Bank Entities have engaged in, and to the Knowledge of Seller, no other Person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) that could reasonably be expected to result in a material liability to the Bank Entities, and (ii) none of the Bank Entities or, to the Knowledge of the Seller, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Business Benefit Plan that could reasonably be expected to result in material liability to the Bank Entities.

(10) Neither the execution of this Agreement, nor the consummation of the transactions or actions contemplated by this Agreement, could, either alone or in combination with another event, fact or circumstance (A) entitle any Business Employee or any other employee, officer, director or service provider of the Bank Entities to any severance payment, change in control payment or other payment; (B) accelerate the time of payment or vesting or increase the amount of compensation due to any Business Employee or any other employee, officer, director or service provider of the Bank Entities; (C) directly or indirectly cause the Bank Entities to transfer or set aside any assets to fund any benefits under any Business Benefit Plan; (D) otherwise give rise to any material liability under any Bank Benefit Plan; or (E) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(11) None of the Business Benefit Plans obligates the Bank Entities to provide any Business Employee or any other current or former employee, consultant, director or other service provider (or any beneficiary or dependent thereof) of the Bank Entities any life insurance or medical or health benefits after his or her termination of employment or service with the Bank Entities, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.

(12) There are no obligations to gross-up, indemnify or otherwise reimburse any Business Employee or any other employee, consultant, director or other service provider of the Bank Entities for any Tax incurred by such person, including under Code Section 409A or Code Section 4999, or any interest or penalty related thereto.

(13) Each Business Benefit Plan that is subject to any Law other than U.S. federal, state or local Law (each, a “Foreign Plan”) required to be registered or approved by a non-U.S. Governmental Authority has been registered or approved and, to the Knowledge of Seller, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Bank Entities as a whole. Each Foreign Plan that is intended to be funded and/or book-reserved is funded and book-reserved (based on reasonable actuarial assumptions) in compliance with applicable Law.

(p) Labor Matters.

(1) As of the date hereof, none of the Bank Entities is a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, no Business Employees are represented by any labor union or like organization, and to the Knowledge of Seller, there are no, and have not been within the past three (3) years any, activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any Business Employees with respect to their employment with the Bank Entities.

(2) There is no pending or, to the Knowledge of Seller, threatened strike, lockout, slowdown, work stoppage or other labor disputes with respect to the Business Employees that could interfere in any material respect with the business activities of the Bank Entities.

(3) There are no complaints, disputes or claims (including, but not limited to, any unfair labor practice claims) against any Bank Entity pending or, to the Knowledge of Seller, threatened by or with respect to any Business Employees. In the last three (3) years, no allegations of sexual harassment have been made against any (i) officer of the Bank Entities or (ii) Business Employee at a level of Vice President or above.

(4) Each of the Bank Entities, Seller and their Affiliates is in compliance, in all material respects, with all applicable Laws governing employment and employment practices with respect to the Business Employees, including all Laws respecting terms and conditions of employment, dismissals (including, but not limited to, the Unjust Dismissal Act, Act No. 80 of May 30, 1976 and any amendments thereto), health and safety, wages and hours, worker classification, child labor, immigration, employment discrimination, harassment, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(5) To the Knowledge of Seller, no Business Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to any Bank Entity relating (A) to the right of any such employee to be employed by a Bank Entity or (B) to the knowledge or use of trade secrets or proprietary information.

(6) The Bank Entities are not delinquent in payments to any Business Employees or former employees of the Bank Entities for any services or amounts required to be reimbursed or otherwise paid.

(7) To the Knowledge of the Seller, each individual who is currently providing services to any Bank Entity, or who previously provided services to any Bank Entity, as an independent contractor or consultant is or was properly classified and properly treated as an independent contractor or consultant by such Bank Entity. Each individual who is currently providing services to any Bank Entity through a third-party service provider, or who previously provided services to any Bank Entity through a third-party service provider, is not or was not an employee of any Bank Entity.

(q) Taxes.

(1) (A) All income and other material Tax Returns that are required to be filed on or before the Closing Date by the Bank Entities have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects; (B) all material Taxes of the Bank Entities (whether or not shown to be due on any Tax Return) have been or will be timely paid in full; and (C) all material deficiencies asserted in writing or assessments made in writing by the relevant taxing authority have been or will be timely paid in full on or before the Closing Date.

(2) The Bank Entities have complied with all applicable material information reporting and withholding requirements with respect to Taxes, and have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, customer, independent contractor, creditor, stockholder, or other third party.

(3) There are no Liens on any of the Bank Entities’ assets that arose in connection with any failure (or alleged failure) to pay any material Tax.

(4) No waiver of any statute of limitations with respect to any of the Bank Entities’ material Taxes is in effect as of the date of this Agreement.

(5) No closing agreements, private letter rulings, technical advice memoranda or similar Contracts or rulings have been entered into with or issued by any taxing authority with respect to the Bank Entities.

(6) No Bank Entity has engaged in a trade or business or had a permanent establishment (within the meaning of an applicable income tax treaty), in a country other than the country of its formation.

(7) Neither Bank Entity is a party to, is bound by, or has any obligation under any Tax sharing or Tax indemnity agreement (i) except for any agreement only between Bank Entities and (ii) other than customary provisions in commercial contracts entered into in the ordinary course of business that do not primarily relate to Taxes.

(8) No Bank Entity (or any successor) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting of a Bank Entity for a taxable period ending on or prior to the Closing Date; (B) use of an improper method of accounting by a Bank Entity for a taxable period ending on or prior to the Closing Date; (C) a “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, Puerto Rican, or non-U.S. income Tax Law) executed on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date by a Bank Entity.

(9) None of the Bank Entities has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local, commonwealth or foreign Tax Law).

(r) Insurance. The Bank Entities are insured with reputable insurers against such risks and in such amounts as has been determined to be prudent for the Bank Entities. Section 3.02(r) of the Bank Disclosure Schedules sets forth a true, complete and correct list of all material insurance policies held by the Bank Entities as of the date of this Agreement (the “Bank Insurance Policies”). None of the Bank Entities has received or delivered notice of cancellation or non-renewal or to the effect that it is in material default under any Bank Insurance Policy and, to the Knowledge of Seller, no such cancellation or non-renewal is threatened. Each such Bank Insurance Policy is held by the Bank Entities and is in full force and effect. All premiums and other payments due under any such policy have been timely paid, and all material claims thereunder with respect to the Bank Entities have been filed in due and timely fashion.

(s) Intellectual Property.

(1) Section 3.02(s)(1) of the Bank Disclosure Schedules sets forth a true, correct and complete list of all (i) Intellectual Property registrations and applications, (ii) material Software, and (iii) any other material Intellectual Property, in each case which is owned or purported to be owned by the Bank Entities (collectively, “Bank Entities IP”). The material Bank Entities IP owned by the Bank Entities are owned free and clear of all Liens, other than Permitted Liens. The Bank Entities IP is subsisting and, to the Knowledge of Seller, is valid and enforceable in all material respects.

(2) The operation of the business of the Bank Entities as currently conducted, and as conducted since January 1, 2016, does not materially infringe, misappropriate or otherwise violate, and has not materially infringed, misappropriated or otherwise violated, the Intellectual Property rights of any third Person, and there has been no claim or allegation of such asserted or, to the Knowledge of Seller, threatened (including in the form of offers or invitations to obtain a license) since January 1, 2016 against the Bank Entities, or against Seller or its Affiliates (other than the Bank Entities) with respect to the business of the Bank Entities.

(3) To the Knowledge of Seller, no Person is in any material respect infringing, misappropriating or otherwise violating any Bank Entities IP. Since January 1, 2016, no claims or allegations of such infringement have been asserted or otherwise made against any Person by Seller or any of its Affiliates (including any Bank Entity) with respect to the business of the Bank Entities.

(4) Bank and Seller have taken reasonable measures to protect the confidentiality of material Trade Secrets with respect to the business of the Bank Entities, including requiring all of the employees of the Bank Entities having access thereto to execute a written acknowledgement of Seller’s policies and procedures relating to the use and disclosure of confidential information. To the Seller’s Knowledge (A) no such employee has violated any such policies or procedures in a manner that would be likely to result in material liability and (B) the Bank Entities have not experienced any material loss of Trade Secret rights.

(t) Information Technology.

(1) The Bank Entities and, with respect to the provision of services to the Bank Entities, Seller and its Affiliates (other than the Bank Entities), are in compliance with and, since January 1, 2016, have been in compliance with, in each case in all material respects, with all applicable Laws and with their own policies, procedures and safeguards relating to privacy, data protection, data or privacy breach notification, cybersecurity, anti-spam, commercial electronic messages and Personal Data (collectively, “Information Privacy Laws”) and take and have taken commercially reasonable measures to protect and maintain in all material respects the privacy, security and integrity of their information technology software, hardware, systems and networks, and any Personal Data collected or generated by or on behalf of the Bank Entities. No policies, procedures or, to the Knowledge of Seller, any other arrangements of Seller or its Affiliates restrict the Bank Entities from using any Personal Data in connection with the business of the Bank Entities as currently conducted by the Bank Entities. Since January 1, 2016, (x) to the Knowledge of Seller, there have been no security breaches in, and no third Person has gained unauthorized access to, any information technology software, hardware, systems and networks used in the operation of the business of the Bank Entities, in any material respect, and (y) the Bank Entities have not received any material complaints from, and have not been legally required to provide (and have not provided, whether or not legally required) any notices to, any Governmental Authority, data owners or individuals with respect to Information Privacy Laws or in connection with a loss or disclosure of, or unauthorized access to, Personal Data.

(u) Extensions of Credit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(1) Each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (collectively, “Extensions of Credit”) made, entered into or held by Bank is evidenced by a promissory note or other evidence of indebtedness, which, together with all security agreements and guarantees, is a valid and legally binding obligation of Bank and, to the Knowledge of Seller, of the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and are in full force and effect. Seller has Previously Disclosed a complete and correct list of all Extensions of Credit in excess of $5,000,000 that, as of March 31, 2019, were classified by Bank as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch” or words of similar import.

(2) Each outstanding Extension of Credit originally underwritten by Bank (including Extensions of Credit held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Extension of Credit files are being maintained in accordance with (a) the relevant loan or other credit or security documents, (b) in the case of Extensions of Credit originally underwritten by Bank, Bank’s written underwriting standards in effect at the time such Extension of Credit was originated, (c) in the case of Extensions of Credit held for resale to investors, the underwriting standards, if any, of the applicable investors, and (d) applicable Law.

(3) None of the agreements pursuant to which Bank has sold Extensions of Credit or pools of Extensions of Credit or participations in Extensions of Credit or pools of Extensions of Credit since January 1, 2016 contains any obligation to repurchase such Extensions of Credit or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations.

(4) Bank is not now nor has it ever been since January 1, 2016, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any material reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgages or consumer loans.

(5) With respect to each Extension of Credit that is secured by collateral, Bank has a valid and enforceable security interest or lien in such collateral.

(v) Certain Loan Matters. (1) Seller has Previously Disclosed a true, complete and correct list of all Extensions of Credit as of May 31, 2019, by Bank to any directors, executive officers and principal shareholders (as such terms are defined in Part 337 of the FDIC’s regulations) of Bank and (2) all such Extensions of Credit are and were made in compliance in all material respects with applicable Law. There are no outstanding Extensions of Credit made by Bank to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Bank Entities, other than Extensions of Credit that are subject to and that were made and continue to be in compliance with the PRBA and Regulation O or are exempt therefrom.

(w) Shared Contracts. Other than Affiliate Contracts (including any assets provided or made available thereunder) and any assets made available under the Transition Services Agreement, there are no material assets (including Intellectual Property and Software) owned or leased by Seller or its Affiliates (other than the Bank Entities) that (x) are necessary for the Bank Entities to conduct their respective businesses in the ordinary course of business in all material respects, and (y) will not be transferred to Purchaser or a Bank Entity as of the Closing. Other than Affiliate Contracts and

Contracts (or benefits under Contracts) made available under the Transition Services Agreement, Section 3.02(w) of the Bank Disclosure Schedules sets forth (1) a true, correct and complete list of all material Contracts, true correct and complete copies of which have been made available to Purchaser, to which Seller or its Affiliates (other than the Bank Entities) are a party; or (2) if any such Contract is not provided, a description of any material services provided by or through Seller or its Affiliates (other than the Bank Entities), in each case of (1) and (2), that (x) are necessary for the Bank Entities to conduct their respective businesses in the ordinary course of business in all material respects, and (y) will not be, as applicable, assigned or provided to Purchaser or a Bank Entity as of the Closing.

(x) Insurance Agents.

(1) Each person acting as an insurance agent or broker on behalf of Subsidiary (an “Insurance Agent”), to the extent required by applicable Law or the terms of any Contract, is duly appointed by Subsidiary to act as an insurance agent on behalf of Subsidiary.

(2) To the Knowledge of Seller, each Insurance Agent holds and maintains in full force and effect all Permits required to sell, market or solicit the insurance and financial services products of the Bank Entities sold in the jurisdictions in which such Insurance Agent sells, markets or solicits such insurance and financial services products of the Bank Entities.

(y) Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Bank Entity is and has, since January 1, 2016, been in compliance with all Laws, regulations, orders, decrees, permits, and authorizations relating to: (1) the protection of the environment, (2) the handling, use, presence, disposal, release or threatened release of any hazardous substance, or (3) noise, odor, wetlands, pollution or contamination (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions pending or, to the Knowledge of Seller, threatened against any Bank Entity concerning any liability or obligation arising under any Environmental Law which liability or obligation would reasonably be expected to be material to the Bank Entities taken as a whole.

(z) Takeover Laws and Provisions. No “moratorium,” “control share,” “fair price,” “business combination” or other antitakeover Laws of any jurisdiction is applicable to the Bank Entities in connection with the transactions contemplated by this Agreement.

3.03 Representations and Warranties of Purchaser. Except as Previously Disclosed, Purchaser represents and warrants to Seller that:

(a) Organization, Standing and Authority. Purchaser is a bank duly organized, validly existing and in good standing under the laws of Puerto Rico. Purchaser has all corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to (A) satisfy its obligations hereunder and to consummate the transactions contemplated hereby or (B) obtain reasonably promptly the Requisite Regulatory Approvals listed on the Purchaser Requisite Regulatory Approvals Schedule.

(b) Corporate Authorization and Binding Effect. Purchaser has the power and authority to enter into and perform its obligations under this Agreement and any other documents executed pursuant hereto, including the other Transaction Documents to which Purchaser is or as of the Closing will be a party. The execution and delivery by Purchaser of the Transaction Documents to which Purchaser is or as of the Closing will be a party, the performance by Purchaser of its obligations thereunder and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action of Purchaser prior to the date of this Agreement and no further approvals or authorizations are required of Purchaser or any of Purchaser’s Affiliates. This Agreement is a valid and legally binding obligation of Purchaser, and the other Transaction Documents to which Purchaser is or as of the Closing will be a party have been, or at Closing will be, duly executed and delivered by Purchaser and assuming due authorization, execution, and delivery of the Transaction Documents by the other parties thereto, constitute, or at Closing will constitute, valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equitable principles).

(c) Regulatory Filings; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any Governmental Authority or other Person are required to be made or obtained by Purchaser or any of its Affiliates in connection with the execution, delivery or performance by Purchaser or any of its Affiliates of the Transaction Documents to which they are a party, or to effect the transactions contemplated thereby, except for (A) the filing of the applications, filings or notices in connection with obtaining the Requisite Regulatory Approvals, the Requisite PR Regulatory Approvals (as defined in the PR Purchase Agreement) and the Requisite USVI Regulatory Approvals (as defined in the USVI Purchase Agreement) and (B) such other consents, approvals, filings or registrations the failure of which to be obtained would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Purchaser’s or its Affiliates’ ability to (i) satisfy its or their obligations hereunder and to consummate the transactions contemplated hereby or (ii) obtain reasonably promptly the Requisite Regulatory Approvals listed on the Purchaser Requisite Regulatory Approvals Schedule. As of the date hereof, Purchaser has no Knowledge of any fact, condition or circumstance with respect to Purchaser or its Affiliates that would reasonably be expected to result in the material delay or denial of any of the Requisite Regulatory Approvals and consents in order to permit consummation of the Stock Sale and the transactions contemplated hereby.

(2) Subject to the receipt of the approvals and consents referred to in Section 3.03(c)(1) and the expiration of any applicable waiting periods, the execution, delivery and performance by Purchaser or any of its Affiliates of the Transaction Documents, the performance by Purchaser or any of its Affiliates of their respective obligations thereunder and the consummation by them of the transactions contemplated thereby do not constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a right of termination, cancellation or acceleration of any obligation of Purchaser or any of its Affiliates or to a loss of any benefits to which Purchaser or any of its Affiliates is entitled under any provision of (A) Purchaser’s or its applicable Affiliate’s constituent documents and (B) assuming compliance with the requirements referred to in Section 3.03(c)(1), any Law, regulation, judgment, injunction, order or decree binding upon Purchaser, other than violations which would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Purchaser’s or its Affiliates’ ability to (i) satisfy its obligations hereunder and to consummate the transactions contemplated hereby or (ii) obtain reasonably promptly the Requisite Regulatory Approvals listed on the Purchaser Requisite Regulatory Approvals Schedule.

(3) There are no pending or, to the Knowledge of Purchaser, threatened disputes or controversies between Purchaser or any of its Affiliates, on the one hand, and any Governmental Authority, on the other hand, including with respect to capital requirements, that (A) would reasonably be expected to prevent or delay Purchaser from being able to perform its obligations under this Agreement or (B) would reasonably be expected to impair the validity or materially delay the consummation of this Agreement or the transactions contemplated hereby. As of the date hereof, neither Purchaser nor any of its Affiliates has received any indication from any Governmental Authority that such Governmental Authority would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Authority required to approve the transactions contemplated hereby would oppose or not promptly grant or issue its consent or approval without condition.

(4) As of the date hereof, Purchaser meets all capital or liquidity requirements, standards and ratios required by each Governmental Authority with jurisdiction over Purchaser (whether pursuant to Commonwealth or federal regulation or as otherwise applied to Purchaser). As of the date hereof, Purchaser has not received any indication that any Requisite Regulatory Approval listed on the Purchaser Requisite Regulatory Approvals Schedule will be conditioned on any action by Purchaser prior to Closing to increase the amount of Purchaser’s capital or liquidity.

(5) As of the date hereof, Purchaser has a “Satisfactory” or better rating on its most recent Community Reinvestment Act Performance Evaluation, and, to the Knowledge of Purchaser, no fact or circumstance exists that is reasonably likely to materially negatively affect such rating.

(d) Compliance with Laws.

(1) Each of Purchaser and each of its Affiliates: (A) is in compliance with the Laws applicable to its business and (B) has conducted and is conducting its business in all material respects in compliance with all applicable Laws, except, in each case of (A) and (B), as has not had, individually or in the aggregate a material adverse effect on Purchaser’s ability to (i) satisfy its obligations hereunder and to consummate the transactions contemplated hereby or (ii) obtain reasonably promptly the Requisite Regulatory Approvals listed on the Purchaser Requisite Regulatory Approvals Schedule.

(2) Neither Purchaser nor Parent is party to or otherwise subject to or bound by any consent order, consent decree, cease and desist order, written agreement, prompt corrective action order, capital directive, memorandum of understanding, or other supervisory agreement by or with the FDIC, the Puerto Rico Office of the Commissioner of Financial Institutions, the Puerto Rico Office of the Commissioner of Insurance or any other Governmental Authority, nor has Purchaser been advised by any such Governmental Authority that it is contemplating issuing or requesting any of the foregoing; provided, however, that no representation or warranty is made pursuant to this clause (2) as to any matter the disclosure of which would violate the confidentiality rules and regulations of the Federal Reserve, the FDIC, the Puerto Rico Office of the Commissioner of Financial Institutions, the Puerto Rico Office of the Commissioner of Insurance or any other applicable Governmental Authority; provided further that the immediately preceding proviso shall in no way be construed as a limitation on the representation in the second sentence of Section 3.03(c)(1).

(e) Litigation. No Action by or before any court, arbitrator, mediator or Governmental Authority is pending against Purchaser or its Affiliates, and, to Purchaser’s Knowledge, no such Action is threatened, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to (1) satisfy its obligations hereunder and to consummate the transactions contemplated hereby or (2) obtain reasonably promptly the Requisite Regulatory Approvals listed on the Purchaser Requisite Regulatory Approvals Schedule.

(f) No Brokers. Except for any fees that may be due and owing to Keefe, Bruyette & Woods, Inc., which will be paid by Purchaser (or an Affiliate of Purchaser), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or its Affiliates who might be entitled to any fee or commission from Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement.

(g) Availability of Funds. At the Closing, Purchaser will have sufficient immediately available funds to pay when due all amounts payable by it hereunder. Purchaser acknowledges that the obligations of Purchaser under this Agreement are not contingent upon or subject to any conditions regarding Purchaser’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated in this Agreement.

3.04 No Other Representations or Warranties.

(a) Except for the representations and warranties of Seller contained in this Article III, none of Seller nor any other Person makes any other express or implied representation or warranty on behalf of Seller. PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT IN THE CASE OF FRAUD OR IN THE CASE OF ANY INDEMNIFICATION RIGHTS THAT MAY BE AVAILABLE TO PURCHASER UNDER Article VI OF THIS AGREEMENT, NEITHER SELLER NOR ANY OF ITS AFFILIATES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PURCHASER OR ANY OF ITS AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO PURCHASER OR ANY OF ITS AFFILIATES, OR ANY USE BY PURCHASER OR ANY OF ITS AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PURCHASER OR ANY OF ITS AFFILIATES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PURCHASER ACKNOWLEDGES AND AGREES THAT IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY, IT HAS RELIED ON NO OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, BY OR ON BEHALF OF SELLER, OTHER THAN AS EXPRESSLY SET FORTH IN SECTION 3.02; PROVIDED THAT NOTHING IN THIS SENTENCE SHALL AFFECT OR LIMIT ANY CLAIM PURCHASER MAY HAVE IN RESPECT OF FRAUD.

(b) Except for the representations and warranties of Purchaser contained in this Article III, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser. SELLER ACKNOWLEDGES AND AGREES THAT, EXCEPT IN THE CASE OF FRAUD OR IN THE CASE OF ANY INDEMNIFICATION RIGHTS THAT MAY BE AVAILABLE TO SELLER UNDER Article VI OF THIS AGREEMENT, PURCHASER AND ITS AFFILIATES WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO SELLER OR ANY OF ITS AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO SELLER OR ANY OF ITS AFFILIATES, OR ANY USE BY SELLER OR ANY OF ITS AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO SELLER OR ANY OF ITS AFFILIATES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. SELLER ACKNOWLEDGES AND AGREES THAT IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY, IT HAS RELIED ON NO OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, BY OR ON BEHALF OF PURCHASER, OTHER THAN AS EXPRESSLY SET FORTH IN SECTION 3.03; PROVIDED THAT NOTHING IN THIS SENTENCE SHALL AFFECT OR LIMIT ANY CLAIM SELLER MAY HAVE IN RESPECT OF FRAUD.

ARTICLE IV

Covenants

4.01 Conduct of Business. During the period from the date of this Agreement through the Closing or earlier termination of this Agreement pursuant to Section 7.01, except as (1) otherwise expressly contemplated by this Agreement, (2) required by applicable Law, (3) Previously Disclosed or (4) otherwise authorized by the prior written consent of Purchaser, which consent, in the case of clauses (c) through (v) below (but excluding clause (q) below), shall not be unreasonably withheld, conditioned or delayed, Seller will cause each of the Bank Entities not to (and, with respect to clauses (e)(ii), (p) (to the extent applicable to any Bank Entity) and (q) below, Seller shall not and shall cause its other Affiliates not to):

(a) fail to use its reasonable best efforts to conduct its business in the ordinary course consistent with past practice;

(b) fail to use reasonable best efforts to maintain and preserve its business organization and its relationships with employees, independent contractors and other businesses;

(c) change, amend or waive any provision of its constituent documents, change the number of authorized or issued shares of Bank Common Stock, Preferred Stock or Units, or issue or grant any right, make any equity grant or equity-based award, or split, combine or reclassify any shares of Bank Common Stock, Preferred Stock or Units, or other than as contemplated by Section 4.13, make, declare or pay any dividend on, make any other distribution on, or set aside any funds for the payment of any dividend or distribution on or redeem or otherwise acquire or transfer any shares of Bank Common Stock, Preferred Stock or Units;

(d) adopt a plan of complete or partial liquidation or dissolution;

(e) enter into, renew, amend in any material respect or terminate any Contract that is a Material Contract or would be a Material Contract if entered into prior to the date of this Agreement, other than when such actions are made in the ordinary course of business consistent with past practice on terms that do not impose any additional material obligations on any Bank Entity or limit any existing material rights of any Bank Entity;

(f) make any payment or transfer to or for the benefit of Seller or any of its Affiliates (other than a Bank Entity) or waive or forgive any amounts owed by Seller or any of its Affiliates (other than a Bank Entity) to any Bank Entity, or incur or create any Intercompany Receivable or Intercompany Payable outside the ordinary course of business consistent with past practice;

(g) permit the revocation or surrender by Bank of its license or certificate of authority to maintain any branch or unit, except as may be required by any Governmental Authority;

(h) (1) sell, transfer, mortgage, encumber or otherwise dispose of any property or asset with a value greater than $100,000.00 individually or $300,000.00 in the aggregate, other than in the ordinary course of business consistent with past practice; (2) merge or consolidate with any other Person; (3) make any acquisition of all or any material portion of the business, securities or assets of any other Person; (4) make any acquisition of or equity investment in any Person other than Subsidiary; (5) form any joint venture or partnership; (6) enter into a purchase and assumption transaction with respect to deposits and liabilities; (7) subject any assets to a Lien other than in the ordinary course of business consistent with past practice; or (8) incur any indebtedness or liability for borrowed money (or guarantee any indebtedness for borrowed money) in excess of $1,000,000.00 individually or $5,000,000.00 in the aggregate, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, in each case (in this clause (8)), other than (x) in connection with ordinary course banking transactions and (y) borrowings made in connection with liquidity management so long as any such borrowings are repaid in full prior to Closing;

(i) make, or commit to make, any capital expenditure in excess of $500,000.00 in the aggregate;

(j) materially restructure or materially change Bank’s investment securities or derivatives portfolio or its interest rate exposure outside of the ordinary course of business consistent with past practice;

(k) sell, assign, transfer, pledge, convey, lease, license, dispose of, mortgage, encumber, abandon or allow to lapse any material Bank Entities IP, other than with respect to nonmaterial Intellectual Property and nonexclusive licenses granted or received in the ordinary course of business consistent with past practice to customers and suppliers, or disclose to any Person any material Trade Secret owned by or licensed to or used by the Bank Entities not theretofore a matter of public knowledge, except pursuant to a binding non-disclosure agreement;

(l) change any method, practice or principle of accounting in any material respect, except as required from time to time by GAAP (without regard to any optional early adoption date) or any applicable regulatory authority;

(m) except as required under applicable Law or the terms of any Business Benefit Plan, (1) increase the compensation, bonus entitlement or severance or termination pay of any Business Employee, except for regular annual increases in base salary or wage rate and bonus entitlement or otherwise in the ordinary course of business (e.g., promotions), (2) pay bonuses other than for completed periods based on actual performance, (3) increase retirement, health or welfare benefits other than routine year-end changes or other changes that do not materially increase costs, (4) become a party to, establish, adopt, materially amend, commence participation in or terminate any material Business Benefit Plan or any arrangement that would have been a Business Benefit Plan had it been entered into prior to the execution of this Agreement or (5) materially change any actuarial or other assumptions used to calculate or determine funding obligations with respect to any Business Benefit Plan or change the manner in which contributions to any Business Benefit Plans are made or the basis on which such contributions are determined, except as required by GAAP or any applicable regulatory authority;

(n) (1) make any offer for the employment or engagement of any individual other than to an individual for an annual base salary or annualized wage rate of less than $150,000, (2) terminate the employment of any Business Employee, other than, in the ordinary course of business consistent with past practice, any termination of the employment of any Business Employee with annual base salary or annualized wage rate of less than $150,000, or (3) transfer the employment of any individual who is employed by the Bank Entities as of the date of this Agreement to any other entity, other than the individuals set forth on Sections 4.10(a)(ii) of the Bank Disclosure Schedule;

(o) enter into any collective bargaining or similar labor agreement or arrangement or recognize or certify any labor union or other labor organization as the bargaining representative for any Business Employees;

(p) except as permitted by Section 4.24 with respect to any Specified Action, pay, discharge, settle or compromise any Action (other than any payments, discharges, settlements or compromises in the ordinary course of business consistent with past practice and that do not (i) involve monetary damages or settlement amounts in an amount that exceeds (1) $1,000,000 in the aggregate for all such Actions or (2) with respect to any individual Action, the amount of any specific reserves with respect to such Action as of December 31, 2018 by more than $100,000 or (ii) impose any equitable relief or material restriction on any Bank Entity or, following the Closing, Purchaser or any of its Subsidiaries);

(q) knowingly take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or materially impair any of the Bank Entities’ ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby;

(r) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable regulation or policies imposed by any Governmental Authority;

(s) enter into any new line of business, other than any new products or services offered by Seller on a bank-wide basis or within Seller’s international banking division; provided that Seller shall notify Purchaser prior to offering, or taking steps to offer, any such new products and services and, if requested by Purchaser, shall use reasonable best efforts to delay the offering of such new products or services by Bank;

(t) make any new Extension of Credit that is (i) in excess of $10,000,000, (ii) not in the ordinary course of business consistent with past practice or (iii) inconsistent with Bank’s underwriting guidelines, a true, correct and complete copy of which has been made available to Purchaser; provided that Bank shall transmit any written request for a consent to make any new Extension of Credit (or a renewal) that is not covered by an exception above by e-mail to Purchaser’s Chief Credit Officer that shall state the principal amount of such proposed Extension of Credit and attach the loan package (with redactions of borrower names if deemed appropriate), and if Purchaser does not respond to such request for consent within forty-eight (48) hours after delivery of such e-mail, then Bank may make such Extension of Credit (including such renewal); provided, further that nothing in this clause (t) shall prevent Bank from renewing any existing Extension of Credit in the ordinary course of business if such renewal only extends the maturity date of such Extension of Credit and does not otherwise alter the terms of the Extension of Credit; provided, further that Purchaser acknowledges and agrees to treat the information provided to Purchaser pursuant to this clause (t) confidentially and not use such information in any of Purchaser’s own business or underwriting activities;

(u) other than pursuant to Section 4.25 and Section 4.25 of the Bank Disclosure Schedules, (1) make, change or rescind any material election relating to Taxes of the Bank Entities, (2) adopt, or change any material method of accounting, keeping of books of account, accounting practices, or material method of Tax accounting, unless required by GAAP or any applicable Law, (3) change any annual accounting period, (4) file any material amended Tax Return, (5) enter into any material closing agreement, (6) settle any material Tax claim or assessment or any Closing Agreement, (7) surrender any right to claim a refund for a material amount of Taxes, (8) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or (9) pay any amount of Taxes with respect to a Pre-Closing Tax Period (or the pre-Closing portion of a Straddle Period) in excess of the amount of Taxes reasonably expected to be due for such period (taking into account the Closing and the Bank Merger); or

(v) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.01.

4.02 Efforts.

(a) During the period from the date of this Agreement continuing through the Closing or earlier termination of this Agreement pursuant to Section 7.01, subject to the terms and conditions of this Agreement (including Section 4.02(d) hereof), each of Seller, Purchaser and Parent agrees to, and agrees to cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, so as to permit consummation of the transactions contemplated by the Transaction Documents as promptly as practicable and shall reasonably cooperate in good faith with the other Party to that end.

(b) During the period from the date hereof until the Closing, Seller, Purchaser and Parent shall, and shall cause their respective Affiliates to, cooperate and use their reasonable best efforts to prepare as promptly as practicable all documentation, to make all filings and to obtain all consents, approvals, waivers, Permits and other authorizations of all Governmental Authorities required to consummate the transactions contemplated by the Transaction Documents and shall make all necessary filings in respect of the Requisite Regulatory Approvals as promptly as reasonably practicable, but in any event within thirty (30) days of the date of this Agreement. After the date hereof, each Party shall be given the opportunity to review in advance, and shall consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to all non-confidential, material written information submitted to any third Person (other than such Party’s Representatives) or any Governmental Authority in connection with any Requisite Regulatory Approval and, subject to the foregoing, each Party shall have the opportunity to participate in any material calls and meetings with Governmental Authorities with regard to the Requisite Regulatory Approvals. In exercising the foregoing right, each Party shall, and shall cause its respective Affiliates to, act reasonably and as promptly as reasonably practicable. Each Party agrees that it shall consult with each other with respect to obtaining all material permits, consents, approvals and authorizations of all third Persons and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby as promptly as reasonably practicable, and each Party shall keep the other Parties apprised of the status of material matters relating to the completion of the transactions contemplated hereby. Specifically, all filings made relating to competitive issues shall be prepared jointly by the Parties.

(c) Without limiting the generality of the foregoing, Purchaser and Parent agree, and shall cause their Affiliates, to take all actions necessary, including, but not limited to, those relating to a Remedial Action or a Capital Action to: (1) obtain all Requisite Regulatory Approvals listed in the Purchaser Requisite Regulatory Approvals Schedule and (2) avoid or eliminate any impediment to obtaining any Requisite Regulatory Approvals listed in the Purchaser Requisite Regulatory Approvals Schedule, in each case of (1) and (2), to cause the transactions contemplated by the Transaction Documents to occur as promptly as practicable and, in any event, prior to the Outside Date. For purposes of this Section 4.02(c), “Remedial Action” means (x) promptly complying with any request for information by any Governmental Authority; (y) offering, negotiating, committing to and effecting, by agreement, consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any deposits, loans, branches or operations of Bank, Parent, Purchaser or their Affiliates and any other restrictions on the activities of Bank, Parent, Purchaser and their Affiliates and (z) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling, that would affect adversely the ability of Purchaser to consummate the transactions contemplated by the Transaction Documents and taking any and all actions to prevent the entry, enactment or promulgation thereof. For purposes of this Section 4.02(c), “Capital Action” means (x) committing to any Governmental Authority with regulatory or supervisory authority over Parent, Purchaser or their applicable Affiliates to maintain capital levels and capital ratios at a level specified by such Governmental Authority, either formally or informally, and either currently or as a result of the transactions contemplated by the Transaction Documents; (y) creating a capital plan that is acceptable to any Governmental Authority with regulatory or supervisory authority over Parent, Purchaser or their applicable Affiliates, either by entering into a new capital plan or modifying an existing capital plan and (z) taking all actions reasonably necessary, including by raising capital through a public or private equity or debt offering, to satisfy fully and achieve the regulatory capital expectations of any Governmental Authority with regulatory or supervisory authority over Parent, Purchaser or their applicable Affiliates in the time frames required by such Governmental Authority.

(d) Notwithstanding the foregoing Sections 4.02(b) and (c) or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require Parent or Purchaser to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the Requisite Regulatory Approvals that would reasonably be expected to be materially burdensome to Parent, Purchaser and their Affiliates, taken as a whole, following the consummation of the Stock Sale and the Bank Merger or the transactions contemplated by the Purchase Agreements (a “Burdensome Condition”); provided that any Capital Action required to be taken shall not constitute, or be considered in determining whether any required action constitutes, a Burdensome Condition.

(e) Each Party shall, upon request, furnish the other Parties all information concerning itself, its Affiliates, directors, officers, employees and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of it or any of its Affiliates with or to any third Person or Governmental Authority in connection with the transactions contemplated by the Transaction Documents other than information containing competitively sensitive business or other proprietary information or confidential supervisory information or that is not permitted to be disclosed under applicable Law.

(f) Any Party may, as it deems advisable and necessary, designate any competitively sensitive business or other proprietary or confidential information provided to the other Party under this Section 4.02 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient Party, and will not be disclosed by such outside counsel to employees, officers, or directors of the receiving Party unless express permission is obtained in advance from the source of the materials or its legal counsel.

4.03 Press Releases. From and after the date of this Agreement and continuing thereafter (including following the Closing), Seller and Parent shall consult with each other before issuing (or permitting any Affiliate to issue) any press release or public statement or making any other public disclosure (including, prior to the Closing, any broad-based employee communication that is reasonably likely to become the subject of public disclosure) related to the Transaction Documents and the transactions contemplated thereby and shall not issue any such press release or public statement or make any other such public disclosure without the prior written consent of the other, which shall not be unreasonably withheld, conditioned or delayed; provided that nothing in this Section 4.03 shall be deemed to prohibit Seller or Parent from making any disclosure necessary in order to satisfy its disclosure obligations imposed by Law or applicable public stock exchange or any other similar self-regulatory organization. In addition to the foregoing, Seller and Parent shall not issue any press release or otherwise make any public statement or disclosure concerning the other, the other’s Affiliates or the business, financial condition or results of operations of the other or the other’s Affiliates without the prior written consent of Seller or Parent, as the case may be, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting the foregoing, without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed), each Party shall cause its respective Affiliates not to issue any press release or public statement or make any other public disclosure related to the Transaction Documents and the transactions contemplated thereby. This Section 4.03 shall not prohibit any press release or public statement or disclosure so long as any statements contained therein concerning the Transaction Documents and the transactions contemplated thereby are consistent with and limited in all material respects to the statements contained in previous press releases or public statements or disclosures made by the applicable Party with respect to such Party has complied with the provisions of this Section 4.03.

4.04 Access; Information; Transfer of Books and Records.

(a) To the extent not prohibited by applicable Law, during the period from the date of this Agreement continuing through the Closing or termination of this Agreement pursuant to Section 7.01, Seller shall, and shall cause the Bank Entities to, afford to Purchaser, its Affiliates and its and their respective Representatives reasonable access upon reasonable prior notice and during normal business hours, to the officers, employees, properties, offices and other facilities, and to the contracts, Books and Records and other documents and data to the extent relating to the business of the Bank Entities, the Purchased Assets or the Assumed Liabilities that Purchaser, including through its Representatives, may from time to time reasonably request and Seller shall, and shall cause the Bank Entities and its and their respective Representatives to, furnish Purchaser and its Representatives all relevant financial, operating and other data and information to the extent primarily relating to the Bank Entities, the Purchased Assets or the Assumed Liabilities in any of Seller’s or any of its Affiliates’ (including the Bank Entities) possession or control which Purchaser, including through its Representatives, may from time to time reasonably request, provided, however, that Purchaser’s access to Tax Returns and other Tax information filed by or otherwise relating to the Bank Entities shall be governed by Section 4.12; provided, further that Seller shall not be required to provide access to any information to the extent that such access: (1) would violate applicable Law; (2) would result in disclosure of (I) any confidential supervisory information, (II) any Trade Secrets or (III) any competitively sensitive information of Seller or of a third Person or Governmental Authority to whom Seller has confidentiality obligations; or (3) would jeopardize the attorney-client privilege of the Person in possession or control of such information (unless, in the case of this clause (3), Purchaser agrees to enter into a joint defense agreement or other similar agreement that would be reasonably expected to preserve such privilege); provided that, in the case of clauses (2)(III) and (3), Seller shall use reasonable best efforts to make substitute disclosure arrangements that are reasonably acceptable to Purchaser. Purchaser shall, and shall cause its Representatives to, conduct its activities permitted under this Section 4.04(a) in a manner that will not unreasonably interfere with the conduct of the business of Seller and its Affiliates. All requests for access to the Books and Records shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. For the avoidance of doubt, to the extent a Party is otherwise entitled to “access” hereunder, “access” is understood to include the ability of such Party to obtain or retain copies of such information and to use such information for the purposes, and in accordance with, the provisions specified in this Section 4.04.

(b) During the period from the date of this Agreement continuing through the Closing or termination of this Agreement pursuant to Section 7.01, Seller shall, and shall cause the Bank Entities to, furnish to Purchaser, its Affiliates and its and their respective Representatives, Bank’s (A) audited consolidated financial statements (including any related notes and schedules thereto) for any fiscal year which ends between the date of this Agreement and the Closing, (B) Bank’s unaudited consolidated reports of condition and income (call report) for any fiscal year which ends between the date of this Agreement and the Closing and (C) Bank’s unaudited consolidated reports of condition and income (call report) for each fiscal quarter which ends between the date of this Agreement and the Closing (clauses (A) through (C), collectively, the “Interim Financial Statements”), in each case, when such Interim Financial Statements are available in the ordinary course of business.

(c) Seller shall use reasonable best efforts to deliver or cause to be delivered, at the Closing, to the applicable Bank Entities copies of all of the Books and Records (other than Excluded Books and Records) that are not in (x) the possession or control of the Bank Entities or (y) the storage facility described in Section 4.04(c) of the Bank Disclosure Schedules (the “Storage Facility”). To the extent any Books and Records (other than Excluded Books and Records) are not in the possession or control of the Bank Entities and are not in the Storage Facility, in each case, as of the Closing, Seller shall deliver or cause to be delivered, as soon as reasonably practicable following the Closing (and in any event no later than the fifteenth day following the Closing Date), to the applicable Bank Entity copies of all of such Books and Records. With respect to the Books and Records located at the Storage Facility, Seller and Purchaser shall cooperate in good faith and use reasonable best efforts to seek to have such Books and Records transferred from Seller’s agreements with the Storage Facility provider governing Seller’s documents maintained at the Storage Facility to Purchaser’s agreements with the Storage Facility provider governing Purchaser’s documents maintained at the Storage Facility (to the extent possible without any physical movement or relocation of any such Books and Records). All costs and expenses incurred in connection with such transfer contemplated by the immediately preceding sentence shall be borne and paid by Seller, provided, that to the extent any costs and expenses are incurred in respect of the physical movement or relocation of Books and Records required by the Storage Facility provider, such costs and expenses shall be borne and paid equally by Seller and Purchaser.

(d) Purchaser shall maintain records of the Bank Entities in accordance with its document retention policies applied generally to its operations. To the extent the relevant information, data or records continues to be maintained by Purchaser or any of its Affiliates (in the case of the following clause (i)) or by Seller or any of its Affiliates (in the case of the following clause (ii)), (i) Purchaser will grant to Seller and its Representatives reasonable access upon prior notice and during Purchaser’s normal business hours to all Books and Records that are in the possession or control of the

Bank Entities as of the Closing, other documents and data relating to the business of the Purchased Assets or the Assumed Liabilities and to Continuing Employees, and (ii) Seller will grant, and will cause its Affiliates to grant to, Purchaser and its Representatives reasonable access upon prior notice and during Seller’s normal business hours to all Excluded Books and Records that are not transferred to the Bank Entities in accordance with Section 4.04(c) above; provided that Seller and its Representative shall only be entitled to such access under clause (i) to the extent such access is reasonably necessary in connection with (1) Seller’s or its Affiliates’ preparation of its financial statements or Tax Returns, (2) regulatory or compliance matters relating to Seller’s prior ownership of the Bank Entities, or (3) litigation relating to Seller’s prior ownership of the Bank Entities (other than any litigation between Seller or any of its post-Closing Affiliates, on the one hand, and Purchaser or any of its post-Closing Affiliates, on the other hand); provided, further, that neither Purchaser, Seller nor any of their respective Affiliates shall be required to provide access under clause (i) or (ii), as applicable, to any information to the extent that such access: (x) would violate applicable Law; (y) would result in disclosure of any (I) confidential supervisory information, (II) Trade Secrets or (III) competitively sensitive information of Purchaser, Seller or any of their respective Affiliates, as applicable, or of a third Person or Governmental Authority to whom, Purchaser, Seller or any of their respective Affiliates has confidentiality obligations; or (z) would jeopardize the attorney-client privilege of the Person in possession or control of such information (unless, in the case of this clause (z), Purchaser or Seller, as applicable, agrees to enter into a joint defense agreement or other similar agreement that would be reasonably expected to preserve such privilege); provided that, in the case of clauses (y)(III) and (z), Purchaser or Seller, as applicable, shall use reasonable best efforts to make substitute disclosure arrangements that are reasonably acceptable to the other Party. Purchaser and Seller, as the case may be, shall, and shall cause their respective Representatives to, conduct their respective activities permitted under this Section 4.04(d) in a manner that will not unreasonably interfere with the conduct of the business of the other Party and such other Party’s Affiliates.

(e) Other than Purchaser’s right to consent to or withhold consent with respect to the actions described in Section 4.01, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the operations of any other Party prior to the Closing and, prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

4.05 Exclusivity. Seller agrees that between the date of this Agreement and the Closing, or termination of this Agreement pursuant to Article VII, Seller shall not, and shall cause its Affiliates and instruct its and their Representatives to not, directly or indirectly, solicit, encourage or initiate the submission of proposals or offers from, provide any confidential information to, or participate in discussions or negotiations or enter into any Contract with any Person (other than Purchaser and its Affiliates) concerning (i) the sale, lease or transfer of any equity interests in the Bank Entities or all or substantially all of the assets thereof or (ii) any merger, sale, consolidation or any similar transaction involving the Bank Entities by any Person other than the Purchaser or its Affiliates (each of (i) and (ii), a “Third-Party Transaction”). Seller shall immediately cease, and cause its Affiliates and instruct its Representative to immediately cease, any discussions, negotiations or communications with respect to any Third-Party Transaction, and Seller shall notify Purchaser as promptly as practicable of any inquiries or proposals that are received by Seller with respect to any Third-Party Transaction and of any discussions, negotiations, requests for information or other communications with respect to any Third-Party Transaction; provided, however, that this Section 4.05 shall not apply to, or limit or restrict the Parties or their respective Affiliates from providing information to any Governmental Authority with regulatory or supervisory authority over such Party or its Affiliates.

4.06 Notice of Changes.

(a) Purchaser shall promptly advise Seller, and Seller shall promptly advise Purchaser of, (1) any change or event that would or would be reasonably likely to cause or constitute a material breach of any of Purchaser’s or Seller’s, as applicable, representations, warranties or covenants under this Agreement or (2) to the extent permitted by applicable Law and to the Knowledge of Purchaser or Seller, as applicable, any governmental complaints, any change or event, including investigations or hearings (or communications indicating that the same may be contemplated), issues with respect to receipt of the Requisite Regulatory Approvals on a timely basis or the institution or the threat of significant litigation, that would prevent or materially delay the consummation of the transactions contemplated hereby.

(b) Notwithstanding anything to the contrary in this Agreement, a Party’s failure to comply with its obligations under this Section 4.06 shall not provide the other Party with a right not to effect the transactions contemplated by this Agreement, except, in each case, to the extent that the underlying material breach of a representation, warranty or covenant would independently provide such right.

4.07 Confidentiality.

(a) Subject to Section 4.07(b) and Section 4.07(c), from and after the date hereof and continuing thereafter, each of Seller and Purchaser shall, and shall cause its Affiliates and Representatives to, keep confidential all information and data that the other (whether Seller or Purchaser or any of its Affiliates or Representatives) furnishes or otherwise makes available to Seller or Purchaser, as applicable, or its respective Affiliates or Representatives whether before, on or after the date of this Agreement (and, following the Closing, Seller shall, and shall cause its Affiliates and Representatives to, keep confidential all information and data relating to any Bank Entity, any of their respective businesses, the Purchased Assets or the Assumed Liabilities), including any technical, scientific, Trade Secret or other proprietary information of the other Party with which Seller or Purchaser, as applicable, or its respective Affiliates or Representatives may come into contact in connection with the transactions contemplated by this Agreement or the Purchase Agreements, and whether oral, written, or electronic, or other form, together with any reports, analyses, compilations, forecasts, memoranda, notes, studies and any other written or electronic materials prepared by or for Seller or Purchaser, as applicable, or its respective Affiliates or Representatives, that contain, incorporate, reflect or are based upon or generated from such information, including all copies, electronic or otherwise, and reproductions thereof (collectively, “Confidential Information”); provided, however, that Seller or Purchaser, as applicable, may disclose Confidential Information (1) to its respective Affiliates, and to Representatives of Seller or Purchaser, as applicable, and its respective Affiliates, who need to know such information for the purpose of assisting Seller or Purchaser, as applicable, in connection with the transactions contemplated by this Agreement or the Purchase Agreements so long as Seller or Purchaser, as applicable, causes its respective Affiliates and Representatives to treat the Confidential Information in a confidential manner and in accordance with the terms hereof (it being understood that Seller or Purchaser, as applicable, will be responsible for any breach of the terms of this Section 4.07 by any of its respective Affiliates or Representatives); (2) to a Governmental Authority if required by Law or legal process, or in connection with a judicial or administrative proceeding or examination (including by oral questions, interrogatories, requests for information or documents, subpoena or similar process) as provided in Section 4.07(b); (3) to any Governmental Authority with regulatory or supervisory authority over such Party or its Affiliates; (4) to Financing Sources, subject to execution of a joinder to the Confidentiality Agreement reasonably acceptable to Seller; and (5) in a prospectus, prospectus supplement, other offering document or any public filing of Parent with the U.S. Securities and Exchange Commission, in each case of the foregoing, solely to the extent necessary to present financial information that is required to be included therein pursuant to Regulation S-X or to satisfy public reporting obligations pursuant to the Securities Exchange Act of 1934; provided that prior to the first public disclosure of any such information, Seller shall be provided a reasonable opportunity to review the inclusion of Seller or Bank Entity information and Purchaser will consider in good faith any comments from Seller in connection therewith. Notwithstanding the foregoing or anything to the contrary in this Agreement, the term “Confidential Information” will not include information that (A) is or becomes available to Seller or Purchaser, as applicable, on a non-confidential basis from a source other than Seller or Purchaser, as applicable, or its respective Affiliates or Representatives, if, to the Knowledge of Purchaser and Seller, as applicable, such other source (x) lawfully obtained possession of such information and (y) is not bound by a confidentiality obligation covering the relevant information or otherwise prohibited from disclosing the relevant information to Seller or Purchaser, as applicable or (B) is or becomes generally available to the public (other than as a result of a breach by Seller or Purchaser, as applicable, or its respective Affiliates or Representatives of this Section 4.07 or any other duty of confidentiality owed by it).

(b) If Seller or Purchaser, as applicable, or any of its respective Affiliates or Representatives is required to disclose any Confidential Information by Law or legal process, or in connection with a judicial, regulatory or administrative proceeding or examination (including by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process), Seller or Purchaser, as applicable, will, and will cause its respective Affiliates and instruct its Representatives to, to the extent not prohibited by applicable Law (including Laws relating to the exchange of information), give the other Party prompt and prior written notice of such requirement. Such Party also agrees, to the extent not prohibited by applicable Law (including Laws relating to the exchange of information) and reasonably practicable under the circumstances, to, and to cause its Affiliates and direct its Representatives to, give the other Party, in advance of any such disclosure, a reasonable description of the Confidential Information that such Party or its respective Affiliates or Representatives intends to disclose (and, if applicable, the text of the disclosure language itself) and to reasonably cooperate with the other Party (at the other Party’s expense) to the extent that the other Party seeks to limit such disclosure, including, if requested in writing by such other Party, taking all reasonable steps necessary to limit such disclosure. If and to the extent that, in the absence of a protective order, other remedy, or the receipt of a waiver from the other Party after a request in writing therefor is made by Seller or Purchaser, as applicable (such request to be made as soon as reasonably practicable to allow the other Party a reasonable amount of time to respond), Seller or Purchaser, as applicable, or its respective Affiliates or Representatives are legally required, as advised by counsel in writing, to disclose Confidential Information, such Party will, and will cause its respective Affiliates and instruct its Representatives to, limit such disclosure to that which, as advised by counsel, is legally required and will use reasonable best efforts to obtain assurances that confidential treatment will be accorded to any Confidential Information that such Party or its respective Affiliates or Representatives is so required to disclose. Without limiting the foregoing, Seller or Purchaser, as applicable, will not oppose action by the other Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded any Confidential Information.

(c) Following the Closing, any confidentiality obligations of Purchaser, including pursuant to Section 4.07(a), and any related obligations of Purchaser under Section 4.07(b), with respect to Confidential Information of the Bank Entities, their respective businesses, the Purchased Assets and the Assumed Liabilities shall terminate and be of no further force and effect (it being understood, for the avoidance of doubt, that Purchaser and its Affiliates are not acquiring and shall continue to keep confidential, in accordance with Section 4.07(a) and subject to Section 4.07(b), and not use for their own purposes, any information to the extent that it relates primarily to Seller or its Affiliates (other than the Bank Entities their respective businesses, the Purchased Assets or the Assumed Liabilities) that Purchaser or its Affiliates received in connection with the transactions contemplated by this Agreement, including through the books and records of the Bank Entities).

(d) The provisions of this Section 4.07 will supersede any conflicting provision in the mutual confidentiality and non-disclosure agreement, dated January 29, 2019, between Seller and Parent (the “Confidentiality Agreement”) (but which will, for the avoidance of doubt, continue otherwise in full force and effect).

4.08 Non-Solicitation; Non-Compete.

(a) From the date hereof and continuing through the Closing and thereafter for a period of two (2) years from the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly (whether alone or jointly with another Person), (1) solicit for employment or hire (x) any person who is, as of the date hereof or as of the Closing, an employee or officer of any Bank Entity, (y) any Business Employee or (z) any person who is, as of the date hereof or as of the Closing, an employee or officer of Purchaser or any of its Affiliates who Seller became aware of in connection with its consideration and consummation of the transactions contemplated by this Agreement or the Purchase Agreements (clauses (x)-(z), the “Restricted Employees”); provided that nothing in this Section 4.08(a)(1) shall prohibit Seller or any of its Affiliates from (i) making general solicitations for employment not specifically targeted at employees of Purchaser or the Bank Entities and hiring any person who responds as a result of such general solicitations or (ii) soliciting for employment or hiring any person who is not a Restricted Employee or any Restricted Employee whose employment with Purchaser or any of its Affiliates has been terminated by Purchaser or such Affiliates (but not voluntarily by such person) any time after the Closing, (2) solicit any customers or clients of the Bank Entities resident or domiciled in Puerto Rico for retail banking or retail consumer finance products and services or (3) solicit any Person known to be a customer or client of the Bank Entities, as of any time at or prior to the Closing, on account of his, her or its status as a customer or client of the Bank Entities (e.g., through means of a customer list), to purchase products or services available from Purchaser or any of its Affiliates (including, following the Closing, any Bank Entity) from a source other than Purchaser or any of its Affiliates or to reduce or refrain from doing business with Purchaser or any of its Affiliates; provided, however, that, subject to Section 4.08(b), nothing in this Section 4.08(a)(3) shall prohibit Seller or any of its Affiliates from (x) making general solicitations for the purchase of products or services offered by Seller or any of its Affiliates (other than any Bank Entity) and doing business with any person who either responds to such general solicitations or who contacts Seller or any of its Affiliates (other than any Bank Entity) on his or her own initiative; or (y) soliciting for any products and services or providing any products and services to any person who is, at any given time after the Closing, a customer of both Purchaser or the Bank Entities, on the one hand, and Seller or any of its Affiliates, on the other hand.

(b) For a period of three (3) years from the Closing Date, except as expressly permitted by this Section 4.08(b), Seller shall not, and shall cause its Affiliates not to, directly or indirectly (whether alone or jointly with another Person), (1) engage in or carry on any Restricted Activities or (2) have any type of equity ownership in or right to acquire any equity ownership in any Person that engages in any Restricted Activities. “Restricted Activities” means (i) (x) operating an FDIC-insured depository institution in Puerto Rico, (y) offering any retail banking or retail consumer finance products or services in Puerto Rico (excluding, for the avoidance of doubt, wealth management services to high-net worth Persons conducted by Seller or its Affiliates on a global or regional basis) or (z) accepting (whether directly or through a subsidiary, branch, agency, representative office or otherwise) deposits insured by the FDIC in Puerto Rico (clauses (x), (y) and (z), each a “Competitive Business”), or (ii) marketing any Competitive Business or soliciting any Persons in Puerto Rico for products or services offered by any Competitive Business (excluding global, national or regional marketing campaigns conducted by Seller and not specifically targeted in Puerto Rico or to Persons in Puerto Rico, including through television, radio or online marketing channels). Notwithstanding the foregoing or anything to the contrary in this Agreement, this Section 4.08(b) will not prohibit or otherwise limit Seller or any of its Affiliates from (A) owning or holding a passive investment of up to 5% of the outstanding equity securities of any entity, including those engaged in Restricted Activities; (B) owning, holding or exercising, in the ordinary course of business consistent with past practice, rights of ownership with respect to any equity security in a fiduciary or agency capacity or otherwise for the benefit of a third Person; (C) continuing to engage in commercial banking or financial activities or other non-retail banking or financial activities with any Person (1) who is a current or future customer or client of Seller, (2) whose headquarters or principal place of business is not located in Puerto Rico and (3) with whom Seller has (or with respect to future customers, will have) a broader regional or global relationship outside of Puerto Rico; (D) selling any of its assets or businesses to any Person, including any Person that engages in Restricted Activities; (E) purchasing or acquiring (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise) any Person engaged in Restricted Activities (an “Acquired Business”) so long as the aggregate consolidated revenues of the Restricted Activities do not exceed ten percent (10%) of such acquired Person’s total consolidated revenue in the last completed fiscal year or (F) continuing to operate any Acquired Business that Seller or any of its Affiliates purchased or acquired in accordance with clause (E) so long as, during the term of this Section 4.08(b), the aggregate consolidated revenues of the Restricted Activities of such Acquired Business do not exceed ten percent (10%) of such Acquired Business’s total consolidated revenue during any twelve (12) month period.

(c) From the date hereof and continuing through the Closing and thereafter for a period of two (2) years from the Closing Date, Purchaser shall not, and shall cause its Affiliates not to, (1) directly or indirectly solicit for employment or hire any person who is, as of the date hereof or as of the Closing Date, an employee or officer of Seller or its Affiliates (other than the Bank Entities) and who Purchaser became aware of in connection with its consideration and consummation of the transactions contemplated by this Agreement, unless such person is a Business Employee or a USVI Branch Employee (as defined in the USVI Purchase Agreement) or (2) use any information of Seller and its Affiliates that (x) Purchaser knows is information that relates to customers solely of Seller and its Affiliates (other than any Bank Entity), other than any Branch Customer (as defined in the PR Purchase Agreement) or any customer of any of the Branches (as defined in the USVI Purchase Agreement) and (y) is retained by the Bank Entities to solicit, for banking, lending or other financial services, any such customer or client of Seller or any of its Affiliates described in clause (x) above following the Closing Date; provided that (A) nothing in this Section 4.08(c) shall prohibit Purchaser or any of its Affiliates from (i) making general solicitations for employment not specifically targeted at employees of Seller or its Affiliates and hiring any such person who responds as a result of such general solicitations or (ii) soliciting for employment or hiring any person whose employment with Seller or any of its Affiliates has been terminated by Seller or such Affiliates (but not voluntarily by such Person) any time after the Closing, and (B) nothing in this Section 4.08(c) shall prohibit Purchaser or any of its Affiliates from (x) making general solicitations for the purchase of products or services offered by Purchaser or any of its Affiliates and doing business with any Person who either responds to such general solicitations or who contacts Purchaser or any of its Affiliates on his, her or its own initiative; or (y) soliciting for any products and services or providing any products and services to any Person who is, at any given time after the Closing, a customer of both Seller or any of its Affiliates, on the one hand, and Purchaser or the Bank Entities, on the other hand.

(d) The Parties recognize that the territorial, time and scope limitations set forth in this Section 4.08 are reasonable and are properly required for the protection of the Parties’ legitimate interests in client and employee relationships, goodwill and Trade Secrets. For the avoidance of doubt, in the event of a breach or threatened breach of the obligations under this Section 4.08 by (1) Seller or any of its Affiliates, Purchaser, in addition to all other available remedies, shall be entitled to seek specific performance to enforce the provisions of this Section 4.08 in accordance with Section 8.09 and (2) Purchaser or any of its Affiliates, Seller, in addition to all other available remedies, shall be entitled to seek specific performance to enforce the provisions of this Section 4.08 in accordance with Section 8.09.

4.09 Intercompany Agreements; Release of Guaranties and Certain Other Obligations.

(a) Purchaser acknowledges and agrees that (1) the Bank Entities and Seller (and any of their applicable Affiliates) will enter into one or more mutual termination and release agreements, in form and substance reasonably acceptable to Purchaser, pursuant to which all Contracts between the Bank Entities, on the one hand, and Seller or an Affiliate of Seller (other than the Bank Entities), on the other hand, whether relating to products, services or support provided to or by the Bank Entities or otherwise, shall be terminated as of the Closing without any (x) continuing obligation or liability on the part of any party thereto, (y) any termination penalty or (z) any other payment of value by any Bank Entity other than, in the case of this clause (z), payments (i) in respect of services provided to the Bank prior to such termination in amounts and on terms consistent with past practice and the terms of the applicable Contracts being terminated or (ii) required to settle financial obligations existing as part of the Contracts’ ongoing terms and (2) unless otherwise provided pursuant to the Transition Services Agreement, the Bank Entities shall not be entitled to receive any products, services or support covered by such Contracts following the Closing. At or prior to the Closing, all Intercompany Receivables and Intercompany Payables shall be settled or paid in accordance with their terms.

(b) Purchaser acknowledges and agrees that the Bank Entities and Seller (and any of their applicable Affiliates) may terminate, at or prior to the Closing, any guaranty, letter of credit, indemnity, performance or surety bond or similar credit support arrangement issued by or for the account of Seller or its Affiliates (other than the Bank Entities) with respect to the Bank Entities (“Credit Support Arrangements”). If any material Credit Support Agreement (other than those listed in Section 4.09(b) of the Bank Disclosure Schedule) is identified after the date of this Agreement the Parties will work in good faith to agree on a transition plan (including the posting of collateral by Purchaser with respect to its obligations to Seller in the event of Purchaser’s default), and, if required, Purchaser shall find substitute credit support as soon as reasonably practicable and, in any event, within twelve (12) months after Closing.

(c) Seller shall cooperate with Purchaser to transfer to Purchaser all of Seller’s right, title and interest in, to and under the Contract listed in Section 4.09(c) of the Bank Disclosure Schedules at the Closing. Seller shall cooperate with Purchaser for Purchaser to obtain, from the FDIC, an assignment of the power of attorney referenced in Section 3.02(f)(1) of the Bank Disclosure Schedules or an issuance by the FDIC to Purchaser of a new power of attorney conferring the same authority granted by the power of attorney referenced in Section 3.02(f)(1) of the Bank Disclosure Schedules.

4.10 Employees and Employee Benefits.

(a) Prior to the Closing, Seller shall, or shall cause its Affiliates to, transfer the employment of each active Business Employee not already employed by the Bank Entities to one of the Bank Entities, other than those individuals set forth on Section 4.10(a)(i) of the Bank Disclosure Schedule. As of the Closing, the Bank Entities will have no employee who is not a Business Employee, other than those individuals set forth on Section 4.10(a)(ii) of the Bank Disclosure Schedule.

(b) Except as otherwise specifically provided in this Agreement or as required by applicable non-U.S. Law, Purchaser shall not assume any obligations under or liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other Contracts pertaining to any Business Benefit Plan sponsored or maintained by Seller or its Affiliates (excluding the Bank Entities) (“Seller Plans”). Seller and the applicable Seller Plans shall retain, promptly pay, and discharge all liabilities under or with respect to each Seller Plan in accordance with the terms thereof (including terms related to the amendment or termination thereof) and any other benefit or compensation plan, policy, program, agreement or arrangement at any time sponsored or maintained by Seller or any of its Affiliates (excluding than the Bank Entities), regardless of when such liabilities arise or are incurred or reported. Except as expressly provided in this Agreement or as required by applicable Law, Seller shall cause each Continuing Employee to cease participating in and accruing additional benefits or service credit under any Seller Plan, effective as of the Closing Date, and shall cause the Bank Entities to cease to be participating employers in any Seller Plan effective as of the Closing Date. Seller shall cause each participant in any Seller Plans who is not a Continuing Employee (or a beneficiary or dependent thereof) to cease participating in and accruing additional benefits or service credit under all Bank Benefit Plans except those set forth on Section 4.10(b) of the Bank Disclosure Schedules, effective as of the Closing Date.

(c) If requested by the Purchaser at least five (5) Business Days prior to the Closing Date, Seller shall cause Bank to take all actions necessary to terminate Bank’s tax-qualified defined contribution retirement plan (the “Bank Retirement Plan”), or cause such plan to be terminated, effective as of no later than the day immediately preceding the Closing Date, and contingent upon the Closing, and provide that participants in the Bank Retirement Plan shall become fully vested in any unvested portion of his or her Bank Retirement Plan account as of the date such plan is terminated. Seller shall provide Purchaser with evidence reasonably acceptable to Purchaser that the Bank Retirement Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing). If the Bank Retirement Plan is terminated, then Purchaser shall designate a tax-qualified defined contribution retirement plan of the Purchaser (or an Affiliate of the Purchaser) with a qualified cash or deferred arrangement under Section 1081.01(a) of the PR Code that will cover Continuing Employees on and after the Closing Date (“Purchaser Retirement Plan”) and such Purchaser Retirement Plan shall permit each Continuing Employee to make rollover contributions (including rollover of loans), in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Bank Retirement Plan to the Purchaser Retirement Plan, to the extent permitted under the PR Code.

(d) Purchaser acknowledges that, following the Closing, certain Continuing Employees will continue to hold equity awards in Seller or an Affiliate of Seller (other than the Bank Entities) (the “Participants”), which will continue to vest in accordance with their terms contingent upon the holder’s continued employment with the Bank Entities (or any successor entity thereto). Purchaser will timely notify Seller when a Participant’s employment with the Bank Entities terminates. Purchaser and Seller will cooperate prior to the Closing to identify a process for timely reporting to the appropriate taxing authorities any income recognizable by any such Participant associated with the vesting, transfer or disposition of such Participant’s equity awards, and timely withhold and remit any associated income or employment taxes (including the employer portion of any associated payroll taxes). Purchaser shall be fully indemnified by Seller for any taxes, fees, costs, penalties, interest or other amounts incurred by Purchaser or any of its Affiliates (including the Bank Entities) related to the Seller’s equity awards.

(e) Purchaser agrees that each Business Employee of the Bank Entities at the Closing who continues to remain employed with the Bank Entities (or any successor entity thereto) immediately following the Closing (each, a “Continuing Employee”) shall, during the period commencing at the Closing Date and ending on the first (1st) anniversary of the Closing Date, be provided during the term of their employment with the Bank Entities

(or any successor entity thereto) with (1) base salary or base wage and target annual cash bonus opportunities that are, in each case, no less favorable than base salary/wage and target annual cash bonus opportunities provided to each such Continuing Employee immediately prior to the Closing Date by the Bank Entities, and (2) severance benefits and retirement, health and welfare benefits (excluding any equity or equity-based plans, defined benefit plans and post-retirement health and welfare benefit plans) that are substantially comparable in the aggregate to the severance benefits and retirement, health and welfare benefits (excluding any equity or equity-based plans, defined benefit plans and post-retirement health and welfare benefit plans) provided to the Continuing Employees immediately prior to the Closing Date by the Bank Entities.

(f) The rejection by any Business Employee of the automatic transfer of employment to Purchaser by virtue of the Stock Sale shall be deemed a voluntary resignation. Such voluntary resignation will not entitle the Business Employee to severance or termination-related payments, benefits or notices from the Bank Entities, the Purchaser or any Affiliate of Purchaser, including but not limited to, statutory severance or any payments or benefits under any compensation plans, programs, agreements or arrangements that may be established or maintained by Purchaser or required to be paid under applicable Law. If the transfer of an individual to an entity other than the Bank Entities or the termination of any individual set forth in Section 4.10(a)(ii) of the Bank Disclosure Schedules entitles such individual to any notice, termination or severance payments under the existing terms of an applicable Business Benefit Plan or as required by U.S. or non-U.S. Law, then Seller shall indemnify and hold harmless Purchaser and its Affiliates for any such notice, termination and severance payments.

(g) Purchaser shall use reasonable best efforts to (1) cause any eligibility waiting periods under any group health plans of Purchaser or its Affiliates (collectively, “New Plans”) to be waived with respect to the Continuing Employees and their eligible dependents, to the extent coverage under group health plan is replacing comparable coverage under a Business Benefit Plan in which such Continuing Employee participated immediately before the Closing Date (collectively, “Old Plans”), (2) cause any pre-existing conditions, exclusions or limitations under any New Plans to be waived with respect to the Continuing Employees and their eligible dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans in which such Continuing Employee participated immediately prior to the Closing Date, (3) give each Continuing Employee credit for the plan year of any New Plan in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits under such New Plan in which the Continuing Employee participates for any eligible medical expenses incurred prior to the Closing during the plan year of the Old Plan in which the Closing occurs for which payment has been made, as if such amounts had been paid in accordance with such New Plan, and (4) give each Continuing Employee service credit for such Continuing Employee’s employment with the Bank Entities and their Affiliates for purposes of vesting, benefit accrual and eligibility to participate under each applicable benefit plan of Purchaser and its Affiliates (including vacation accrual and severance benefit determinations), as if such service had been performed with Purchaser or the applicable Affiliate, except under defined benefit pension plans, under retiree medical plans, for the purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. Except as otherwise prohibited by applicable Law, Purchaser shall credit, and every Continuing Employee shall retain accrued but unused time-off entitlements, including vacation and sick leave balances, as applicable, accrued under Seller’s policies and programs immediately prior to the Closing Date and /or accrued balances of paid time-off or similar programs with Seller as of the Closing Date, which such accruals shall be provided to Purchaser no later than ten (10) Business Days prior to the Closing Date.

(h) Prior to the Closing, before making any written or oral communications to the directors, officers or employees of the Bank Entities pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Purchaser shall provide Seller with a copy of the intended communication, Seller shall have a reasonable period of time to review and comment on the communication, and Purchaser shall consider any such comments in good faith.

(i) Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Business Benefit Plan, (2) prevent Purchaser, the Bank Entities or any of their Affiliates from amending or terminating any of their benefit plans or, after the Closing, any Bank Benefit Plan in accordance with their terms, (3) prevent Purchaser, the Bank Entities or any of their Affiliates, after the Closing, from terminating the employment of any Continuing Employee, or (4) create any third-party beneficiary rights in any employee of the Bank Entities, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Purchaser, the Bank Entities or any of their Affiliates or under any benefit plan which Purchaser, the Bank Entities or any of their Affiliates may maintain. For the avoidance of doubt, Purchaser shall be responsible for any labor and employment-related liability related to the post-Closing employment of the Business Employees, including any post-Closing termination of such employees.

(j) Seller and Purchaser hereby acknowledge and agree to the covenants and agreements set forth in Section 4.10(j)-(p) of the Bank Disclosure Schedules.

4.11 Further Assurances. Before, at and after the Closing, consistent with the terms and conditions hereof, Seller and Purchaser shall and shall cause each of their respective subsidiaries to, and shall use reasonable best efforts to cause their Affiliates to, promptly execute, acknowledge and deliver such instruments, certificates and other documents and take such other action as a Party may reasonably require in order to carry out any of the transactions contemplated hereby. Following the Closing, the Parties shall cooperate with one another to prepare and file all documents and forms and amendments thereto as may be required by applicable Law with respect to the transactions contemplated by the Transaction Documents.

4.12 Tax Matters.

(a) Returns and Reports.

(1) Seller shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns with respect to the Bank Entities that are required to be filed prior to the Closing Date.

(2) Following Closing, Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Bank Entities that are not Tax Returns that Seller is required to file or cause to be filed pursuant to Section 4.12(a)(1), and Purchaser shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Except for any (i) Closing Agreement Purchaser Taxes or (ii) Tax accruals on income derived in the ordinary course of business between the date hereof and the Closing Date (provided, that for the avoidance of doubt, Tax accruals on income derived in the ordinary course of business will not include (A) any Tax accruals attributable to the termination of the Shared-Loss Agreements or any other loss sharing agreement, (B) any Tax accruals attributable to a disposition of assets to fund any Pre-Closing Dividends and (C) any Tax accruals attributable to the termination or settlement of the Closing Agreements), Seller shall pay Purchaser the portion of Taxes shown to be due on a Tax Return of the Purchaser or the Bank Entities which are allocable to the Pre-Closing Tax Period or the pre-Closing portion of a Straddle Period and attributable to a Bank Entity, within fifteen (15) days of the due date for such Taxes; provided, however, that in computing the amount of Taxes (if any) for which Seller is responsible pursuant to the foregoing, Seller shall be entitled to include in the pre-Closing portion of the relevant Straddle Period all Tax benefits relating to Transaction Deductions and any deductions, credits and any other tax attributes of the Bank Entities from Tax periods (or portions thereof) ending on or before the Closing Date (other than any such deductions, credits or other tax attributes either (i) resulting from Transaction Expenses not paid in accordance with Section 4.22 or (ii) accrued or otherwise reflected as Tax receivables or prepaid Taxes on the Financial Statements), to the extent that such Tax benefits or deductions, credits or other tax attributes properly reduced Taxes reflected on the Tax Return for such Straddle Period. Purchaser shall provide Seller with a copy of a draft of each Straddle Period Tax Return for its review and comment (i) at least forty-five (45) days prior to the filing of such Tax Return or (ii) in the case of a Tax Return that is required to be filed within twenty (20) days of the Closing Date, at least 10 days prior to the date such Tax Return is required to be filed; provided that in the case of a Tax Return that is required to be filed within ten (10) days of the Closing Date, Purchaser shall afford Seller a reasonable opportunity to review such Straddle Period Tax Return prior to filing such Tax

Return. If Seller and Purchaser disagree as to any item reflected on any Straddle Period Tax Return, such items will be determined by a nationally recognized independent accounting firm selected by mutual agreement of Seller and Purchaser. For purposes of this Agreement, in the case of any Straddle Period, (A) the amount of ad valorem (real property and personal property) Taxes and other Taxes not described in clause (B) below of the Bank Entities for the portion of such Straddle Period that ends on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period, and (B) the amount of any sales or use Taxes, value-added Taxes, employment related Taxes, withholding Taxes and Taxes based on or measured by income, receipts or profits of the Bank Entities for the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books on the Closing Date. For the avoidance of doubt, the Parties agree that Closing Agreement Purchaser Taxes are Taxes allocable to the Post-Closing Tax Period. Purchaser shall be responsible for any Closing Agreement Purchaser Taxes regardless of when such Taxes arise or are reflected on a Tax Return. For the avoidance of doubt, the Parties agree that Closing Agreement Purchaser Taxes shall not include any Taxes to the extent resulting from or attributable to (i) the settlement of the Closing Agreements at the request of Seller or Bank, or (ii) any action or inaction by Seller or its Affiliates prior to March 1, 2019.

(3) Purchaser shall cause the Bank Entities to promptly furnish information to Seller as reasonably requested by Seller to allow Seller to satisfy its obligations under this Section 4.12(a).

(b) Post-Closing Refunds; Certain Obligations of Purchaser.

(1) Except for any Closing Agreement Refunds, Purchaser shall pay Seller any Tax refund or credit in lieu of a refund (including any interest paid or credited by a taxing authority with respect thereto) relating to Taxes in respect of the Bank Entities for any Pre-Closing Tax Period or of Pre-Closing Taxes (as defined in each of the Purchase Agreements) within fifteen (15) days of the receipt of such refund; provided, however, that in computing the amount of refunds (if any) which Purchaser shall pay pursuant to the foregoing, Purchaser shall be entitled to exclude any refund or credit in lieu of a refund that is (i) attributable to, or resulting from, a carryback or other use of any item of loss, deduction, credit or other similar item arising in a taxable period after the Closing Date or (ii) accrued or otherwise reflected as Tax receivables or prepaid Taxes on the Financial Statements. Purchaser shall use commercially reasonable efforts to cause the Bank Entities or other relevant entity to file for and obtain the receipt of any refund to which Seller is entitled under this Section 4.12(b)(1). Purchaser shall promptly notify Seller in writing of the receipt or availability of any such Tax refund and shall keep Seller informed of the status of any such Tax refund. If any Tax refund or credit in lieu of a refund (including any interest paid or credited by a taxing authority with respect thereto) paid over to Seller pursuant to this Section 4.12(b)(1) is subsequently denied, disallowed or reduced, Seller shall promptly repay the amount so denied, reduced or disallowed to Purchaser. For the avoidance of doubt, the Parties agree that Closing Agreement Refunds are refunds allocable to the Post-Closing Tax Period. Purchaser shall be entitled to any Closing Agreement Refunds regardless of when such refunds arise.

(2) Without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not cause or permit the Bank Entities or any of their other Affiliates to (A) amend any Tax Return filed with respect to any Pre-Closing Tax Period or the pre-Closing portion of a Straddle Period or (B) make any Tax election that would have retroactive effect to any Pre-Closing Tax Period or the pre-Closing portion of a Straddle Period.

(c) Mutual Assistance and Cooperation. After the Closing, Seller and Purchaser shall, subject to Section 4.04:

(1) assist (and cause their respective Affiliates to assist) the other Party in preparing any Tax Returns of the Bank Entities;

(2) cooperate fully in preparing for any audit of, or dispute with, any taxing authority regarding, any Tax Return of the Bank Entities;

(3) make available to the other Party and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of the Bank Entities;

(4) provide timely notice to the other Party in writing of any pending or threatened tax audit or assessment of the Bank Entities for Taxes for which the other Party may have a liability; and

(5) furnish the other Party with copies of all correspondence received from any taxing authority in connection with any audit or information request with respect to the Bank Entities for Taxes for which the other Party may have a liability.

(d) Contest Provisions.

(1) Subject to the next sentence, with respect to any Tax Contest (except for any Tax Contests governed by Section 4.25 and Section 4.25 of the Bank Disclosure Schedules) that relates solely to a Pre-Closing Tax Period, Seller shall control, at its own expense, proceedings taken in connection with such Tax Contest (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto and may, at its own expense and in its sole discretion, either pay the Tax and sue for a refund where applicable Law permits such refund suits or contest the Tax Contest in any permissible manner. Notwithstanding the foregoing, with respect to any Tax Contest described in the preceding sentence, Seller shall not (i) settle, compromise or abandon any such Tax Contest without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, to the extent that an adverse determination in such Tax Contest would result in a material Tax liability of Purchaser, the Bank Entities or any of their Affiliates in a Tax period that ends after the Closing, or could resolve an issue that could reasonably be expected to recur in a subsequent period, the resolution of which could bind or reasonably prejudice the resolution of such issue in any subsequent period or (ii) conduct any such Tax Contest in a manner that could result in material disruptions for Purchaser or any Bank Entity (for example, by contesting a Tax prior to payment in a manner that prevents Purchaser or any Bank Entity from receiving withholding clearance certificates or other documentation from an applicable taxing authority that are necessary to conduct its operations or avoid the imposition or collection of material Taxes on an ongoing basis).

(2) Purchaser shall have the right to control the conduct of any Tax Contest that relates to a Straddle Period (except for any Tax Contests governed by Section 4.25 and Section 4.25 of the Bank Disclosure Schedules) so long as the matter does not relate to federal Taxes or state, local or foreign income Taxes applicable to the Bank Entities or Seller (or Affiliate) for any period prior to the Closing Date. If a Tax Contest (except for any Tax Contests governed by Section 4.25 and Section 4.25 of the Bank Disclosure Schedules) that relates to a Straddle Period does relate to federal Taxes or state, local or foreign income Taxes applicable to the Bank Entities or Seller, the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Contest, provided that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of the status of such Tax Contest, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Contest, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Contest, (iv) the Non-Controlling Party shall be entitled to participate in such Tax Contest, (v) the Controlling Party shall not settle, compromise, or abandon any such Tax Contest without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed and (vi) the Controlling Party shall not conduct any such Tax Contest in a manner that could result in material disruptions for Purchaser or any Bank Entity (for example, by contesting a Tax prior to payment in a manner that prevents Purchaser or any Bank Entity from receiving withholding clearance certificates or other documentation from an applicable Taxing authority that are necessary to conduct its operations or avoid the imposition or collection of material Taxes on an ongoing basis). For purposes of this paragraph, “Controlling Party” shall mean Seller, unless Purchaser is reasonably expected to bear the materially greater Tax liability in connection with a Tax Contest described in this paragraph, in which case Purchaser shall be the Controlling Party; and “Non-Controlling Party” shall mean whichever Party is not the Controlling Party with respect to such Tax Contest.

(3) The failure of any Party to give any notice required under Section 4.12(c)(4) shall not relieve the other Party of any of its obligations under this Section 4.12 except to the extent that the other Party is materially prejudiced by such failure.

(e) Transfer Taxes. Purchaser and Seller shall each be liable for 50% of any transfer, stamp, documentary, registration, sales, use tax and other similar Taxes and any conveyance fee, recording charge and other fees and charges (together with any penalties and interest, “Transfer Taxes”) incurred as a result of the transfers effected pursuant to this Agreement.

(f) Restrictive Covenants. The restrictive covenants contained in Section 4.08 (the “Restrictive Covenants”) are being granted to maintain and preserve the fair market value of the Shares transferred by Seller to Purchaser pursuant to this Agreement. Seller and Purchaser acknowledge that: (i) no proceeds shall be received or receivable by Seller or any other Person for granting the Restrictive Covenants and (ii) the Restrictive Covenants are integral to this Agreement.

4.13 Pre-Closing Dividends. Prior to or at the Closing, Seller shall use its reasonable best efforts to cause Bank to make (1) the Pre-Closing Primary Dividend; and (2) secondarily to the Pre-Closing Primary Dividend, one or more dividends or distributions to Seller in an aggregate amount not to exceed $125,000,000.00 (the “Pre-Closing Secondary Dividend” and together with the Pre-Closing Primary Dividend, the “Pre-Closing Dividends”) and to obtain the Requisite Regulatory Approvals set forth in Section 5.02(d) of the Bank Disclosure Schedules. In connection with the Pre-Closing Primary Dividend, Bank will redeem any of the shares of Second Preferred Stock that are issued and outstanding.

4.14 Transition Services Agreement.

(a) Following the date of this Agreement, Seller and Purchaser will negotiate in good faith a transition services agreement (the “Transition Services Agreement”) based on the terms set forth in Exhibit 1. Prior to or at the Closing, Seller and Purchaser shall enter into the Transition Services Agreement. Pursuant to the Transition Services Agreement, commencing at the Closing, Seller shall provide all services and applications that Seller or any of its Affiliates provided to the Bank Entities in the twelve (12)-month period prior to the Closing Date, except for those services (i) that are expressly identified on Section 4.14 of the Bank Disclosure Schedules or (ii) which Purchaser notifies Seller in writing prior to the Closing Date that it does not require (referred to as Excluded Services in the Transition Services Agreement), provided, that, to the extent Seller’s ability to provide any other services is dependent on the continuation of such services that Purchaser notifies Seller it does not require, and such dependency has been notified to Purchaser in writing reasonably promptly after receiving such notice from Purchaser that it does not require such services, then such services shall not be considered Excluded Services unless Seller also identifies such services as Excluded Services contemporaneously. Seller further agrees to provide such information and assistance as is reasonably necessary to facilitate Purchaser’s review and assessment of such services. The Parties agree to take such actions contemplated by the following sections of Transition Services Agreement term sheet that are expressly required prior to the Closing Date:    “Use of Third-Party Providers or Resources” and “Alternative Arrangements”. Any modifications of such provisions reflected in the Transition Services Agreement shall be deemed effective as the date of this Agreement for purposes of this Section 4.14. For purposes of this Section 4.14, “Bank Entities” shall be deemed to include the PR Branch and the Branches.

(b) The Parties will in good faith develop and agree on a transition plan (the “Transition Plan”) within sixty (60) days after date of this Agreement. The Transition Plan will consist of a detailed plan for (i) transitioning Bank and the Purchased Assets and Assumed Liabilities to Purchaser, including the specific tasks, activities, and projects, and the timing for each of the foregoing, to be completed by each Party prior to the Closing in order to complete such transition in an orderly and efficient manner, as well as such plans and actions as may be required to prepare for the provision of services (as defined in the Transition Services Agreement) by Seller to Purchaser under the Transition Services Agreement); and (ii) identifying and completing any activities necessary for Seller to separate or segregate Bank and the Purchased Assets and Assumed Liabilities from Seller and Seller’s systems. In furtherance of the foregoing, each Party will appoint three (iii) initial representatives to serve on a transition plan committee (the “Transition Plan Committee”) that will be ultimately responsible for oversight, coordination and implementation of the Transition Plan (with such governance functions as may be agreed between the Parties). Each Party shall be entitled to remove and replace representatives on the Transition Plan Committee as it deems appropriate. The Transition Plan will also identify the responsibility of each of the Parties for any costs associated with the implementation of the Transition Plan (to the extent not already specified in the Transition Services Agreement term sheet set forth in Exhibit 1, subject to the general principle that costs associated with (x) Seller’s internal separation of Bank and Purchased Assets and Assumed Liabilities, including the delivery of data to Purchaser in formats currently maintained by Seller, will be at Seller’s cost and (y) modifications to Seller’s systems, processes and facilities, data mapping, development and other modifications to Seller’s or Bank’s data requested by Purchaser in order to be received by Purchaser will be at Purchaser’s cost.

4.15 Intellectual Property; Seller Marks.

(a) Except as otherwise expressly agreed in writing between the Parties, to the extent that any of the know-how, trade secrets, methods or processes owned by the Bank Entities immediately after the Closing was used by Seller or any Affiliate of Seller (other than the Bank Entities) before the Closing, Purchaser hereby grants to Seller and its Affiliates, effective as of the Closing, a non-exclusive, non-transferable, non-sublicensable (other than to Seller’s Affiliates and service providers, in each case, acting in their capacity as such), perpetual, irrevocable, worldwide, royalty-free, fully paid-up right and license in, to and under such know-how, trade secrets, methods and processes, including the right to (x) make, have made, use, import, offer for sale, lease, sell and/or otherwise transfer or dispose of any products or services for use in its and its Affiliates’ business, and (y) use, reproduce, display (publicly or otherwise), perform, transmit, distribute, modify, prepare derivative works based on and otherwise exploit any and all of such know-how, trade secrets, methods or processes.

(b) Except as otherwise expressly agreed in writing between the Parties, to the extent that any of the know-how, trade secrets, methods or processes owned by Seller or any Affiliate of Seller (other than the Bank Entities) immediately after the Closing was used by any Bank Entity as of the Closing, but excluding (i) any Trademarks; (ii) Intellectual Property subject to the Transition Services Agreement; (iii) Intellectual Property related to the Bank Entities’ general business infrastructure and operations (e.g., Intellectual Property related to human resources, internal accounts payable, policies and procedures, handbooks, internal guidelines, management policies, internal management governance and internal treasury services and similar Intellectual Property); and (iv) Excluded Books and Records (such know-how, trade secrets, methods and processes, excluding the exclusions set forth in (i)-(iv), “Background IP”), Seller and its Affiliates hereby grant to the Bank Entities, effective as of the Closing, a non-exclusive, non-transferable, non-sublicensable (other than to Purchaser’s Affiliates and service providers, in each case, acting in their capacity as such), perpetual, irrevocable, worldwide, royalty-free, fully paid-up right and license in, to and under such Background IP, solely to continue to conduct the businesses of the Bank Entities, including the right to (A) make, have made, use, import, offer for sale, lease, sell and/or otherwise transfer or dispose of any products or services for use in its and its Affiliates’ business, and (B) use, reproduce, display (publicly or otherwise), perform, transmit, distribute, modify, prepare derivative works based on and otherwise exploit any and all of such Intellectual Property. To the extent that rights in or to any Background IP is necessary for Purchaser’s or its Affiliates’ internal use of the Books and Records, Seller and its Affiliates hereby grant, effective as of the applicable Purchase Agreement Closing, a non-exclusive, non-transferable, non-sublicensable (other than to Purchaser’s Affiliates and service providers acting in their capacity as such), perpetual, irrevocable, worldwide, royalty-free, fully paid-up right and license under such necessary Background IP contained in the Books and Records (as defined in the applicable Purchase Agreement). Notwithstanding anything to the contrary in this Agreement, Purchaser, for itself and its Affiliates, acknowledges and agrees that Purchaser is not purchasing, acquiring or otherwise obtaining ownership in or to any of the Trademarks set forth in Section 4.15(c) of the Bank Disclosure Schedules or any derivative thereof, or any other Trademark incorporating the word “Scotiabank” or “Scotia” or “The Bank of Nova Scotia” (collectively, the “Seller Marks”), and, except as provided in Section 4.15(c), following the Closing, neither Purchaser nor any of its Affiliates (including the Bank Entities) shall (1) use, display, apply for or register in any jurisdiction any of the Seller Marks or any other Trademarks that are confusingly similar thereto, in each case except as expressly permitted under this Section 4.15 or as permitted by applicable Law, or (2) contest or deny the validity or enforceability of, seek to cancel, or contest Seller or its Affiliates’ interest or rights in, any of the Seller Marks.

(c) Following the Closing, Seller grants Purchaser a limited, royalty-free, non-sublicensable, non-transferrable, non-exclusive right and license for the Bank Entities to use and display the Seller Marks, solely in connection with the conduct of the business of the Bank Entities in a substantially similar manner as used and displayed by the Bank Entities immediately prior to the Closing, (1) in respect of exterior signage, for a period not to exceed thirty (30) days and (2) for all other usage, for a period not to exceed ninety (90) days. For the avoidance of doubt, Purchaser’s right and license under the Seller Marks shall automatically expire upon the expiration of such periods, and Purchaser and its subsidiaries shall cease all customer- or public-facing use and display of the Seller Marks. On or prior to the expiration of such period, Purchaser shall (i) replace or destroy all materials bearing or incorporating the Seller Marks, including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards and websites (the “Materials”) or remove, destroy or strike over all Seller Marks from the Bank Entities’ Materials, provided, that, Purchaser shall not be responsible for making any necessary changes in accordance with this section on systems controlled by Seller, including without limitation any systems used to provide services under the Transition Services Agreement. Neither Purchaser nor any of its Affiliates shall use or display any Seller Marks (which, for the avoidance of doubt, shall include the use of Seller Marks for marketing or other mailings) except as expressly permitted under this Agreement.

(d) For purposes of Section 4.15(b), (c) and (d), “Bank Entities” shall be deemed to include the PR Branch and the Branches.

4.16 Insurance. Purchaser acknowledges and agrees that following the Closing Date, the Bank Entities will not be insured under any insurance policy of Seller or any of its Affiliates (other than those policies held directly by the Bank Entities). Purchaser will not, and will cause the Bank Entities and any other of its Affiliates not to, make or attempt to make any claim under any insurance policy of Seller or its Affiliates that is not held directly by the Bank Entities whether in respect of matters relating to the period before or after the Closing. Following the Closing, neither Seller nor any of its Affiliates will be obligated to make any claim under any insurance policy on behalf of the Bank Entities, Purchaser or any of their respective Affiliates.

4.17 Indemnification of Directors and Officers; D&O Insurance.

(a) All rights to indemnification for and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former directors or officers of the Bank Entities or those individuals who become prior to the Closing a director or officer of the Bank Entities (each such director or officer, an “Indemnified D&O”) as provided in the constituent documents of the Bank Entities, or in any indemnification agreement between the Bank Entities and any Indemnified D&O (in each case, as in effect on the date of this Agreement and Previously Disclosed), will survive the Closing and will continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Closing; provided, however, that all rights to indemnification in respect of any civil, criminal or administrative action, against an Indemnified D&O asserted or made prior to the Closing or within such six-year period will continue until the final disposition of such civil, criminal or administrative action.

(b) From and after the Closing until the sixth (6th) anniversary thereof, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing and rights to advancement of expenses relating thereto now existing in favor of any Indemnified D&O as provided in the Bank Entities’ respective constituent documents (or the constituent document of any successor to the Bank Entities) as in effect on the date of this Agreement, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified D&O.

(c) Notwithstanding anything in this Section 4.17 to the contrary, no Indemnified D&O shall have any right to contribution, indemnification, exculpation or right of advancement of expenses from Purchaser or any of its successors, with respect to any indemnification claims made by Purchaser under Article VI.

(d) For a period of not less than six (6) years after the Closing, Purchaser shall or shall cause Bank and any successor of the Bank to continuously maintain in effect, at its own expense, directors’ and officers’ liability and fiduciary liability insurance, covering each Indemnified D&O for acts and omissions, in their capacity as directors and/or officers of the Bank Entities, occurring on or prior to the Closing Date (including with respect to the transactions contemplated hereby) on terms no less favorable to such Indemnified D&Os than those of the Previously Disclosed insurance policies providing such coverage in effect on the date of this Agreement (including with respect to coverage, insurance limits and retention) and with an insurer or insurers with the same or higher A.M. Best rating as the Bank Entities’ current primary directors’ and officers’ liability and fiduciary liability insurer; provided, however, that in complying with its obligations pursuant to this Section 4.17(d), Purchaser shall not be required to expend annually in the aggregate an amount in excess of the amount set forth in Section 4.17(d) of the Bank Disclosure Schedules (the “Purchaser Premium Cap”) and, if Purchaser cannot obtain the insurance coverage required under this Section 4.17(d) without paying in excess of the Purchaser Premium Cap, Purchaser shall purchase such insurance with the maximum coverage reasonably available for the Purchaser Premium Cap; provided, further, this Section 4.17(d) may be satisfied if Purchaser obtains one or more prepaid policies (i.e., “tail coverage”) which, in the aggregate, provide the Indemnified D&Os with the coverage described in this Section 4.17(d) for an aggregate period of not less than six (6) years following the Closing with respect to claims arising from acts or omissions that occurred on or prior to the Closing Date.

(e) In the event that, after the Closing, other than pursuant to the Bank Merger Agreement, Purchaser, Bank or any of their respective successors or assigns (1) consolidates with or merges into any other Person and is not the continuing or surviving entity or entity of such consolidation or merger or (2) transfers or conveys all or a substantial portion of its properties and other assets to any Person, then, and in each such case, Purchaser shall, or shall cause Bank, as applicable, to make proper provision so that such successors and assigns expressly assume the obligations set forth in this Section 4.17.

(f) The provisions of this Section 4.17 are intended to be for the benefit of, and will be enforceable by, each Indemnified D&O, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have from the Bank Entities or any other person by contract or otherwise except as expressly provided herein.

4.18 Release . Effective at the Closing, (a) Seller, on behalf of itself and its post-Closing Affiliates (and each of its and their respective heirs, successors and assigns), hereby releases, remises and forever discharges any and all rights, claims and Losses of any type that it or any of its Affiliates has had, now has or might now or hereafter have against the Bank Entities and each of their respective individual, joint or mutual, past, present and future Representatives, Affiliates, stockholders, successors and assigns (each, a “Purchaser Releasee”) and (b) Purchaser, solely on behalf of the Bank Entities and itself as a successor to Bank or any Affiliate that is a successor to Subsidiary (and each of its and their respective heirs, successors and assigns) following the Closing hereby releases, remises and forever discharges any and all rights, claims and Losses of any type that it has had, now has or might now or hereafter have against Seller, and each of their respective individual, joint or mutual, past, present and future Representatives, Affiliates, stockholders, successors and assigns (each, a “Seller Releasee”), in each case of (a) and (b), in respect of, relating to or arising in connection with the Bank Entities and in respect of facts, circumstances or occurrences prior to the Closing, except, in each case, for (1) rights, claims and Losses arising under the Transaction Documents, (2) in the case of Persons who are or were directors, officers or employees of the Bank Entities, rights under indemnification provisions of the articles of incorporation or the bylaws of the Bank Entities, as applicable, and rights under any employment, stock option, bonus or other employment or compensation agreements or plans and (3) rights, claims and Losses of Seller against any individual who was a director, officer or employee of the Bank Entities prior to the Closing and who is not continuing as a director, officer or employee of Purchaser or any of its Affiliates immediately following the Closing. Each Party, for itself, and on behalf of its Affiliates, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Purchaser Releasee or Seller Releasee, based upon any matter purported to be released hereby. The Parties acknowledge that this Section 4.18 is not an admission of liability or of the accuracy of any alleged fact or claim. The Parties expressly agree that this Section 4.18 shall not be construed as an admission in any proceeding as evidence of or an admission by any Party of any violation or wrongdoing. Without limiting the effectiveness of the foregoing, upon written request from any Purchaser Releasee or Seller Releasee made promptly after the Closing, as applicable, Seller or Purchaser shall confirm (or cause their applicable controlled Affiliates to confirm) in writing the scope of the foregoing release.

4.19 Parent Guarantee.

(a) Parent shall cause Purchaser to perform all of its respective agreements, covenants and obligations under this Agreement and the Purchase Agreements in accordance with their respective terms.

(b) Without limiting its direct obligations under this Agreement, Parent fully and irrevocably guarantees (the “Guarantee”) the obligations of Purchaser under the Agreement and the Purchase Agreements (the “Guaranteed Obligations”). The Guarantee is a full, unconditional, irrevocable, absolute and continuing guaranty of performance and payment when due and not merely of collection, and Parent shall remain liable for the Guaranteed Obligations hereunder and under the Purchase Agreements until the performance or payment, as the case may be, of the Guaranteed Obligations. Seller shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Purchaser becomes subject to an insolvency, bankruptcy, reorganization or similar proceeding, and the failure of Seller to so file shall not affect Parent’s obligations hereunder. In the event that any payment to Seller or other performance in respect of the Guaranteed Obligations must be returned or is rescinded, for any reason whatsoever, Parent shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment or performance had not been returned or rescinded. Parent’s obligations hereunder may not be revoked or terminated and shall remain in full force and effect and shall be binding on Parent, its successors and permitted assigns until the Guaranteed Obligations have been paid and performed in full.

(c) Parent agrees that its obligations hereunder shall not be discharged, released, diminished or impaired, in whole or in part, by any set-off, counterclaim, defense, act or occurrence which Parent may have against Seller as a result of or arising out of this Agreement or the Purchase Agreements or any other transaction. Subject to the provisions of this Section 4.19, Parent shall have the rights, remedies and legal or equitable defenses that are available to Purchaser under the terms of this Agreement, the Purchase Agreements or applicable Law with respect to the Guaranteed Obligations.

(d) Parent represents and warrants for and as to itself that it has received, or will receive, direct or indirect benefit from the making of the Guarantee.

4.20 Seller Confidentiality Agreements . At the Closing, Seller shall assign to Purchaser Seller’s rights under any Seller Confidentiality Agreement relating to confidentiality or use obligations or restrictions of any Person (and related remedies in the event such Person breaches such obligations or restrictions) with respect to any confidential information related to any Bank Entity or the business of any Bank Entity and any applicable non-solicitation and non-hire provisions with respect to the Business Employees, except to the extent such assignment is prohibited by the terms of such Seller Confidentiality Agreement. As used herein, “Seller Confidentiality Agreement” means each confidentiality or similar agreement (other than the Confidentiality Agreement) entered into by Seller or any of its Affiliates (other than a Bank Entity) in connection with the consideration of a possible sale of any Bank Entity or their respective businesses.

4.21 Disclosure Cooperation.

(a) Prior to the Closing, Seller shall and shall cause each of the Bank Entities, the PR Branch and the Branches (collectively, the “Cooperation Parties”) to use reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Purchaser, provide reasonable cooperation in connection with the financial statement disclosure requirements (the “Disclosure Requirements”) under applicable accounting and U.S. Securities and Exchange Commission regulations relating to the transactions contemplated hereunder which may be applicable to filings with the U.S. Securities and Exchange Commission or equivalent, but not more burdensome, disclosure made on a private basis prior to and/or following the Closing (including in connection with any debt and/or equity financing to be made by Purchaser or Parent, whether prior to or following the Closing, and the diligence and marketing efforts in connection therewith) (provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of Seller or the Bank Entities), including, but not limited to, the following:

(1) upon reasonable prior written notice, furnishing, or causing to be furnished, to Purchaser, (A) the Bank Financial Statements and additional audited financial statements of Bank for such further Bank Entity fiscal years ended at least seventy five (75) days prior to the Closing Date, and audited statements of income and cash flows for the three most recently completed fiscal years of the Bank Entities and the Bank Entities’ further fiscal years ended at least seventy five (75) days prior to the Closing Date; and (B) unaudited balance sheets and related statements of income and cash flows for each Bank Entity fiscal quarter ended after the close of its most recent Bank Entity fiscal year which are no more than one hundred and twenty nine (129) days old at Closing and the corresponding Bank Entity fiscal quarter for the preceding Bank Entity fiscal year and prepared in accordance with GAAP and, at the request of Purchaser, reviewed (SAS 100) by accountants retained by

Purchaser (or by the Bank Entities’ at the request of Purchaser) (with such review (x) including a review of the financial statements for the corresponding period in the previous Bank Entity fiscal year and (y) being conducted in accordance with applicable accounting standards, including Regulation S-X), in the case of each of (A) and (B), that would be required to be included in a registration statement required to be filed by Parent pursuant to Rule 3-05 of Regulation S-X in connection with the Disclosure Requirements (it being understood that reasonable prior written notice shall not be required for the furnishing of financial statements or other financial information ordinarily prepared with respect to the Bank Entities (but, for the avoidance doubt, Seller and the Bank Entities will not be required to furnish such financial statements earlier than prepared in the ordinary course consistent with past practice) and that quarterly statements of income and cash flows are not ordinarily prepared and SAS 100 reviews are not ordinary conducted with respect to the Bank Entities’ financial statements);

(2) providing reasonable cooperation in the mutual preparation by Parent, Purchaser, Seller and the Cooperation Parties of financial statements or other financial information in respect of the Purchased Assets and the Assumed Liabilities that would be required to be included in a registration statement on Form S-1 filed by Parent pursuant to Rule 3-05 of Regulation S-X in connection with the Disclosure Requirements, it being understood that such financial statements or other information may be required to be prepared prior to the Closing; provided that Parent shall use reasonable best efforts to seek to minimize the financial statements or other financial information required to be delivered under this Section 4.21(a)(2) in connection with the Purchased Assets and the Assumed Liabilities, including by making a request to the staff of the SEC’s Division of Corporation Finance (including, if applicable, the Office of the Chief Accountant) for a waiver of any requirement to present financial statements including the Purchased Assets and the Assumed Liabilities or to substitute abbreviated financial statements in lieu of carve-out financial statements;

(3) providing reasonable assistance to Purchaser, its Affiliates and its and their respective Representatives in their preparation of pro forma financial information and projections required under, or in connection with, the Disclosure Requirements or to comply with applicable Law;

(4) using reasonable best efforts to secure the consent of the independent accountants of each of Seller and the Cooperation Parties related to the financial statements described in this Section 4.21;

(5) requesting that each of Seller’s and the Cooperation Parties’ independent accountants reasonably participate in drafting sessions and accounting due diligence sessions in connection with the Disclosure Requirements, including requesting that they provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Bank Entities and, to the extent required pursuant to clause (a)(2) above, the Purchased Assets and the Assumed Liabilities, and provide reasonable cooperation in connection with the preparation of carve-out financial statements in respect of the PR Branch and the Branches;

(6) using reasonable best efforts to deliver to Purchaser, no later than three (3) Business Days prior to the Closing Date, any materials and documentation about the Bank Entities, the Purchased Assets and the Assumed Liabilities reasonably required by Purchaser’s committed financing sources under applicable “know your customer,” Anti-Bribery Laws or Anti-Terrorism Laws;

(7) informing Purchaser promptly in writing if the board of directors of Bank or a committee thereof, the board of directors of Seller or a committee thereof, Seller’s chief financial officer, Bank’s chief financial officer or any other executive officer of Seller or Bank concludes that any previously issued financial statements or financial information included or intended to be used in connection with the Disclosure Requirements should no longer be relied upon in any material respect; and

(8) (A) providing customary authorization letters to committed financing sources; (B) providing customary authorizations for the use of the Cooperation Parties’ logos; and (C) subject to execution by any such financing sources of a joinder to the Confidentiality Agreement in a form reasonably satisfactory to Seller, providing access to customary documents and other information reasonably requested by Purchaser’s financing sources in connection with continuing due diligence investigations and causing each of the Cooperation Parties’ respective management teams, with appropriate seniority and expertise, to participate in such continuing diligence investigations related to the Disclosure Requirements;

provided that (1) any cooperation provided by Seller or the Cooperation Parties pursuant to this Section 4.21(a) (including, for the avoidance of doubt, the mutual preparation of any carve-out financial statements or other financial information with respect to the Purchased Assets or Assumed Liabilities pursuant to Section 4.21(a)(2) shall be at Purchaser’s sole cost and expense (and upon presentment of an invoice for reimbursement, with reasonable supporting details, Purchaser shall promptly reimburse Seller for its costs and expenses in incurred in compliance with this Section 4.21), except for costs and expenses incurred by Seller or the Cooperation Parties in the ordinary course of business, which for the avoidance of doubt will not include the costs of incremental reviews or preparation of reports not completed or prepared in the ordinary course), (2) neither Seller nor the Cooperation Parties shall be required to pay any commitment or other fee or amounts in connection with any financing to be obtained by Purchaser or any of Purchaser’s Affiliates in connection with the transactions contemplated by this Agreement, (3) the effectiveness of any documentation executed by the Bank Entities with respect thereto, and the attachment of any Lien to any assets of the Bank Entities or the Purchased Assets, shall not occur until at and after the consummation of the Closing, (4) no director or officer of Seller or the Cooperation Parties shall be required to execute any agreement, certificate, document or instrument with respect to such Disclosure Requirements that would be effective prior to the Closing (other than certifications of the financial statements) and (5) Seller and the Bank Entities and their respective Representatives shall be indemnified and held harmless by Purchaser from and against any and all liabilities, losses, damages, claims, costs, reasonable and documented out-of-pocket expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with claims asserted by a Financing Source or any other Person in connection with the Disclosure Requirements to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, fraud or willful misconduct of Seller, the Bank Entities or their respective Representatives. The indemnification and reimbursement provisions of this Section 4.21 shall survive the termination of this Agreement.

(b) Purchaser acknowledges and agrees that the debt and/or equity financing is not a condition to the Closing. In the event that the debt and/or equity financing has not been obtained, Purchaser will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article V, to consummate the transactions contemplated by this Agreement.

4.22 Transaction Expenses. Seller (and not the Bank Entities) shall be responsible and liable for all Transaction Expenses, and neither Purchaser nor any of Purchaser’s Affiliates shall have any responsibility or liability for Transaction Expenses. In furtherance of the foregoing, Seller (and not the Bank Entities) shall, prior to the Closing, pay in full all then invoiced or otherwise known and due Transaction Expenses and shall, following the Closing, pay in full all Transaction Expenses that are invoiced (including to Bank) or become known and payable following the Closing. Without limiting the foregoing, in the event the Bank Entities or Purchaser become responsible for paying any amounts under the Special Retention Bonus Letter Agreements after the Closing, Seller shall reimburse the paying Bank Entity or Purchaser for such amount (including the employer-paid portion of any payroll Taxes (including social security and similar contributions) payable in connection with such amounts).

4.23 Bank Merger. As soon as practicable after the execution and delivery of this Agreement, Purchaser shall, and Seller shall cause Bank to, execute and deliver the Bank Merger Agreement in the form attached hereto as Exhibit 2. The Parties shall, and shall cause their Affiliates and Representatives to, obtain such corporate, shareholder and board consents and approvals and make such filings (and deliver customary certificates as required by such filings) as are reasonably necessary to effect the Bank Merger immediately following the Stock Sale.

4.24 Defense of Certain Litigation Matters. Notwithstanding any other provision in this Agreement to the contrary, from and after the Closing Date, Seller shall continue to conduct the defense (including on behalf of the Bank) of the Actions set forth on Section 4.24 of the Bank Disclosure Schedules (such Actions, the “Specified Actions”); provided, however, that Seller will not consent to the entry of any judgment or enter into any settlement with respect to any such Specified Action without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), unless the judgment or proposed settlement (1) involves only the payment of money damages that are paid and borne in full by Seller and its Affiliates, (2) does not impose an injunction or other equitable relief upon Bank or any successor entity thereto (unless such relief is solely and immaterially ministerial in nature) and (3) does not involve a finding or admission of any violation of Law or other wrongdoing by Bank or any successor entity thereto. Following the Closing, until advised otherwise by Seller, Purchaser shall, and shall cause its Affiliates, to comply with any litigation holds in place as of the Closing in respect of any Specified Action. Any payments made or incurred at or prior to the Closing in settlement of, or pursuant to a judgment resulting from, any of the Specified Actions shall be paid by Seller or its Affiliates (and not by any Bank Entity). Any payments made or incurred following the Closing in settlement of, or pursuant to a judgment resulting from, any of the Specified Actions shall be paid by Seller or its Affiliates unless Purchaser does not consent to the entry of any such judgment or settlement for which Purchaser’s consent is required pursuant to the foregoing provisions.

4.25 Certain Agreed Matters. Seller and Purchaser hereby acknowledge and agree to the covenants and agreements set forth in Section 4.25 of the Bank Disclosure Schedules.

4.26 Specified Loan and Insurance Policy. Seller and Purchaser hereby acknowledge and agree to the covenants and agreements set forth in Section 4.26 of the Bank Disclosure Schedules.

ARTICLE V

Closing Conditions

5.01 Conditions to Each Party’s Obligations under this Agreement. The respective obligations of each of Purchaser and Seller to effect the transactions contemplated hereby shall be subject to the fulfillment or, if permitted by applicable Law, written waiver by Purchaser and Seller prior to the Closing of each of the following conditions:

(a) Governmental and Regulatory Consents. All Requisite Regulatory Approvals listed on the Purchaser Requisite Regulatory Approvals Schedule shall have been obtained and shall be in full force and effect and all related waiting periods required by applicable Law shall have expired or been terminated early.

(b) No Injunction. No relevant Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Stock Sale or the Bank Merger or the other transactions contemplated hereby.

5.02 Conditions to Obligations of Seller. The obligation of Seller to effect the transactions contemplated hereby is also subject to the fulfillment or written waiver by Seller, prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Sections 3.03(a), 3.03(b), 3.03(c)(2)(A) and 3.03(f) shall be true and correct in all respects (except for any de minimis breach), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Purchaser set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (1) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (2) where the failure, individually or in the aggregate, of such representations and warranties to be so true and correct (and, if the Purchase Agreement Closings are to occur substantially contemporaneously with the Closing, when taken together with the failure, individually or in the aggregate, of the representations and warranties referenced in the last sentence of Section 9.2(a) of the USVI Purchase Agreement and Section 8.2(a) of the PR Purchase Agreement to be so true and correct as of the Closing) has not had, and would not reasonably be expected to have, a material adverse effect on Purchaser’s ability to satisfy its obligations hereunder and to consummate the transactions contemplated hereby (disregarding for purposes of this clause (2) any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect).

(b) Performance of Obligations of Purchaser. Purchaser shall have complied with or performed in all material respects all covenants, obligations and agreements required to be complied with or performed by it under this Agreement at or prior to the Closing.

(c) Purchaser Officer’s Certificate. Seller shall have received a certificate dated as of the Closing Date and validly executed on behalf of Purchaser by an appropriate senior officer of Purchaser certifying that the conditions specified in Sections 5.02(a) and 5.02(b) have been satisfied.

(d) Pre-Closing Primary Dividend. Seller shall have received any Requisite Regulatory Approval listed in Section 5.02(d) of the Bank Disclosure Schedules for, and such Requisite Regulatory Approval listed in Section 5.02(d) of the Bank Disclosure Schedules shall remain in effect until, the declaration and payment of the Pre-Closing Primary Dividend.

5.03 Conditions to Obligation of Purchaser. The obligation of Purchaser to effect the transactions contemplated hereby is also subject to the fulfillment or written waiver by Purchaser, prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller set forth in Sections 3.02(a), 3.02(b), 3.02(c), 3.02(d), 3.02(e), 3.02(f)(2)(A)(i), 3.02(g)(3) and 3.02(n) shall be true and correct in all respects (except for any de minimis breach), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Seller set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (1) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (2) where the failure, individually or in the aggregate, of such representations and warranties to be so true and correct (and, if the Purchase Agreement Closings are to occur substantially contemporaneously with the Closing, when taken together with the failure, individually or in the aggregate, of the representations and warranties referenced in the last sentence of Section 9.3(a) of the USVI Purchase Agreement and Section 8.3(a) of the PR Purchase Agreement to be so true and correct as of the Closing) has not had, and would not reasonably be expected to have, a Material Adverse Effect (disregarding for purposes of this clause (2) any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect).

(b) Performance of Obligations of Seller. Seller shall have complied with or performed in all material respects all covenants, obligations and agreements required to be complied with or performed by it under this Agreement at or prior to the Closing.

(c) Seller Officer Certificate. Purchaser shall have received a certificate dated as of the Closing Date and validly executed on behalf of Seller by an appropriate senior officer of Seller certifying that the conditions specified in Sections 5.03(a) and 5.03(b) have been satisfied.

(d) No Burdensome Condition. No Governmental Authority shall have imposed or conditioned any Requisite Regulatory Approval upon any Burdensome Condition.

ARTICLE VI

Survival and Indemnification

6.01 Survival. Subject to the following sentence, the representations and warranties made by any Party in Article III will survive the Closing Date until the first (1st) anniversary thereof. The Seller Fundamental Representations and Purchaser Fundamental Representations will survive the Closing Date, the PR Closing Date or the USVI Closing Date, as applicable, until the expiration of the applicable statute of limitations, plus sixty (60) days in the case of the representations and warranties set forth in Section 3.02(q), Section 5.1(u) of the USVI Purchase Agreement and Section 5.1(m) of the PR Purchase Agreement. Except as provided in the preceding sentence with respect to the survival of Seller Fundamental Representations and Purchaser Fundamental Representations, the representations and warranties made by any Party (i) in the PR Purchase Agreement (other than any Seller Fundamental Representations or Purchaser Fundamental Representations) will survive the PR Closing Date until twelve (12) months after the PR Closing Date and (ii) in the USVI Purchase Agreement (other than any Seller Fundamental Representations or Purchaser Fundamental Representations) will survive the USVI Closing Date until twelve (12) months after the USVI Closing Date. Any agreements and covenants of Seller, Purchaser or Parent in this Agreement or either of the Purchase Agreements that are to be performed in full at or prior to the Closing, the PR Closing or the USVI Closing, as applicable (other than the covenants contained in Section 4.01(u), which will survive until sixty (60) days following the expiration of the applicable statute of limitations) will survive the Closing Date, the PR Closing Date or the USVI Closing Date, as applicable, until the six (6) month anniversary of the Closing Date, the PR Closing Date or the USVI Closing Date, as applicable, and the agreements and covenants contained in this Agreement, the PR Purchase Agreement or the USVI Purchase Agreement that by their terms contemplate performance in whole or in part after the Closing Date, the PR Closing Date or the USVI Closing Date, as applicable, will survive the Closing, the PR Closing or the USVI Closing, as applicable, in accordance with their terms. As used herein, (x) “Seller Fundamental Representations” means the representations and warranties set forth in (1) Sections 3.02(a), 3.02(b), 3.02(c), 3.02(d), 3.02(e), 3.02(f)(2)(A)(i), 3.02(n) and 3.02(q), (2) Sections 5.1(a), 5.1(b), 5.1(d)(1) and 5.1(g) of each of the Purchase Agreements, (3) Sections 5.1(q) and 5.1(u) of the USVI Purchase Agreement and (4) Sections 5.1(l) and 5.1(m) of the PR Purchase Agreement and (y) “Purchaser Fundamental Representations” means the representations and warranties set forth in (1) Sections 3.03(a), 3.03(b), 3.03(c)(2)(A) and 3.03(f) and (2) Sections 5.2(a), 5.2(b), 5.2(d)(1) and 5.2(g) of each of the Purchase Agreements.

6.02 Indemnification by Seller.

(a) From and after the Closing (in the case of clauses (1), (2), (3), (4)(A), (B) and (C) and (6) below) and from and after the applicable Purchase Agreement Closing (in the case of clauses (4)(D), (4)(E) and (5) below), Seller shall indemnify, defend and hold harmless Purchaser from, against and in respect of any damages, losses, Taxes, charges, actions, suits, proceedings, judgments, settlements, interest, penalties, and costs and expenses (including reasonable attorneys’ fees) (collectively, “Losses”) imposed on, sustained, incurred or suffered by Purchaser or any of its Affiliates (including Bank and Subsidiary following the Closing), or its or their respective directors, officers, employees, and their heirs, successors and permitted assigns, each in their capacity as such in respect of:

(1) (A) any breach of or inaccuracy in any of the Seller Fundamental Representations, (B) any breach of or inaccuracy in any of the other representations or warranties made by Seller in Article III or in the certificate delivered by Seller pursuant to Section 5.03(c) (it being understood that for purposes of this Section 6.02(a)(1), any qualification as to materiality in the text of any representation or warranty set forth in this Agreement or in the Purchase Agreements (whether by reference to “material,” “Material Adverse Effect” or otherwise) (other than in the representations and warranties contained in the following Sections: 3.02(f)(1) (the reference to “material” set forth in the last sentence thereof), 3.02(f)(2)(A)(iii) (only the reference to “Material” in the defined term “Material Contract”), 3.02(g)(2), 3.02(g)(3), 3.02(h) (each reference to the word “Material” in the defined term “Material Contract”), 3.02(j) (second instance of “material”), 3.02(m) (reference to “materially”), 3.02(o)(1)-(2), 3.02(r) (only the instance of “material” set forth in the second sentence thereof), 3.02(s)(1) ((ii) and (iii)), 3.02(w) (the first instance of “material” in the first sentence and second sentence) and Sections 5.1(c) (the reference to “material” set forth in the last sentence thereof) and 5.1(f) (last instance of “material”) of the Purchase Agreements and Sections 5.1(r)(2) (first instance of “material”), 5.1(r)(3) (first instance of “material”), 5.1(v) (last instance of “material”) and 5.1(w) (last instance of “material”) of the USVI Purchase Agreement), will be disregarded for purposes of determining whether any such representation or warranty was breached or is inaccurate) and (C) any breach of or inaccuracy in any of the representations or warranties made by Seller in Section 5.1 of each of the Purchase Agreements (other than any such representations and warranties set forth in Section 5.1 of either of the Purchase Agreements that are Seller Fundamental Representations) or in the certificate delivered by Seller pursuant to the Section 8.3(c) of the PR Purchase Agreement and Section 9.3(c) of the USVI Purchase Agreement, as applicable;

(2) any breach of any covenant contained in Section 4.01 of this Agreement or Section 6.2 of each of the Purchase Agreements;

(3) any failure by Seller to perform any of its covenants contained in this Agreement (other than the breach of any covenant contained in Section 4.01) or the Purchase Agreements (other than the breach of any covenant contained in Section 6.2 of the Purchase Agreements);

(4) (A) except to the extent described in Section 6.03(a)(2)(A), any Taxes relating to a Pre-Closing Tax Period of Seller, Bank, or any Subsidiary of Bank, and any Taxes of Seller, Bank, or any Subsidiary of Bank relating to a Straddle Period allocable, pursuant to Section 4.12(a)(2), to the pre-Closing portion of such Straddle Period, (B) any Taxes imposed as a result of any Pre-Closing Dividend, (C) any Transfer Taxes for which Seller is responsible pursuant to Section 4.12(e), (D) Pre-Closing Taxes (as defined in each of the Purchase Agreements), and (E) any Taxes and other reasonable out-of-pocket costs and expenses, imposed on or incurred by Purchaser or its Affiliates as a result of any action taken pursuant to Section 8.4 of the USVI Purchase Agreement and Section 7.4 of the PR Purchase Agreement, other than, in the case of clause (E), any Taxes that would not have been imposed but for a present or former connection between Purchaser or any of its Affiliates and Canada (or any department, agency, political subdivision or taxing authority thereof or therein) other than a connection arising solely from Purchaser having taken any action pursuant to Section 8.4 of the USVI Purchase Agreement and Section 7.4 of the PR Purchase Agreement;

(5) any (A) Excluded Liabilities (as defined in each of the Purchase Agreements), other than any Pre-Closing Taxes (as defined in each of the Purchase Agreements) or (B) Losses relating to Seller’s ownership and operation of the Excluded Assets (as defined in each of the Purchase Agreements), whether before or after the Closing; and

(6) the matter described in Section 6.02(a)(6) of the Bank Disclosure Schedules.

(b) Seller will not have any liability under Sections 6.02(a)(1)(B) or (C) (1) for Losses for any individual claim (or group of directly related claims) if the amount of such Loss (together with the amount of Losses from all directly related claims) is less than $100,000 (each, a “de minimis loss”) and (2) unless and until the aggregate amount of the indemnifiable Losses (excluding any de minimis loss) under such Sections taken together exceeds one percent (1%) of the Aggregate Consideration, and then only for Losses in excess of that amount (such amount, the “Deductible”); provided that in no event will the aggregate indemnification to be paid by Seller (A) pursuant to Sections 6.02(a)(1)(B) or (C) exceed ten percent (10%) of the Aggregate Consideration (such amount, the “Indemnity Cap”) and (B) under this Agreement and the Purchase Agreements combined exceed the Aggregate Consideration. Notwithstanding the foregoing, for purposes of the Deductible will be reduced by (A) one percent (1%) of the Purchase Price (as defined in the USVI Purchase Agreement) unless and until the USVI Closing has occurred; and (B) one percent (1%) of the Purchase Price (as defined in the PR Purchase Agreement) unless and until the PR Closing has occurred; and (2) the Indemnity Cap will be reduced by (A) ten percent (10%) of the Purchase Price (as defined in the USVI Purchase Agreement) unless and until the USVI Closing has occurred; and (B) ten percent (10%) of the Purchase Price (as defined in the PR Purchase Agreement) unless and until the PR Closing has occurred.

(c) Seller and Purchaser hereby acknowledge and agree to the provisions set forth in Section 6.02(c) of the Bank Disclosure Schedules.

6.03 Indemnification by Purchaser.

(a) From and after the Closing (in the case of clauses (1), (2) and (3) below) and from and after the applicable Purchase Agreement Closing (in the case of clause (4) below), Purchaser shall indemnify, defend and hold harmless Seller from, against and in respect of any Losses imposed on, sustained, incurred or suffered by Seller or any of its Affiliates, or its or their respective directors, officers, employees, and their heirs, successors and permitted assigns, each in their capacity as such in respect of:

(1) (A) any breach of or inaccuracy in any of the Purchaser Fundamental Representations, (B) any breach of or inaccuracy in any of the other representations or warranties made by Purchaser in Article III or in the certificate delivered by Purchaser pursuant to Section 5.02(c), it being understood that for purposes of this Section 6.03(a)(1), any qualification as to materiality in the text of any representation or warranty set forth in this Agreement or in the Purchase Agreements (whether by reference to “material,” “material adverse effect” or otherwise) (other than in the representations and warranties contained in Section 3.03(c)(1) (the reference to “material” set forth in the last sentence thereof) and Section 5.2(c)(1) of the Purchase Agreements (the reference to “material” set forth in the last sentence thereof)) will be disregarded for purposes of determining whether any such representation or warranty was breached or is inaccurate and (C) any breach of or inaccuracy in, as of the date hereof or as of the PR Closing Date or the USVI Closing Date, as applicable, any of the representations or warranties made by Purchaser in Section 5.2 of each of the Purchase Agreements (other than any such representations and warranties set forth in Section 5.2 of either of the Purchase Agreements that are Purchaser Fundamental Representations) or the certificate delivered by Purchaser pursuant to Section 8.2(c) of the PR Purchase Agreement and Section 9.2(c) of the USVI Purchase Agreement;

(2) (A) any Tax owed by the Bank Entities resulting from any transaction outside the ordinary course of business engaged in by the Bank Entities occurring on the Closing Date, after the Bank Merger, and (B) any Transfer Taxes for which Purchaser is responsible pursuant to Section 4.12(e);

(3) any failure by Purchaser to perform any of its covenants contained in this Agreement or the Purchase Agreements; and

(4) Purchaser’s or its Affiliate’s operation of the Bank Entities or their respective businesses or assets and liabilities following the Closing or Purchaser’s or its Affiliate’s ownership or operation of the Purchased Assets or the Assumed Liabilities.

(b) Purchaser will not have any liability under Sections 6.03(a)(1)(B) or (C) (1) for any Loss for any individual claim (or group of directly related claims) if the amount of such Loss (together with the amount of Losses from all directly related claims) is a de minimis loss and (2) unless and until the aggregate amount of the indemnifiable Losses (excluding any de minimis loss) under such Sections taken together exceeds the Deductible, and then only for Losses in excess of the Deductible; provided that in no event will the aggregate indemnification to be paid by Purchaser (A) pursuant to Sections 6.03(a)(1)(B) or (C) exceed the Indemnity Cap and (B) under this Agreement and the Purchase Agreements combined exceed the Aggregate Consideration.

6.04 Matters Involving Third Parties Claims.

(a) Except with respect to Tax Contests, which are covered by Section 4.12(d), each of Purchaser or Seller, as the case may be, making a claim for indemnification under this Article VI (the “Indemnified Party”) shall give notice to the Party that may be required to provide indemnification hereunder (the “Indemnifying Party”) promptly, but not later than ten (10) Business Days, after such Indemnified Party (1) receives written notice of any claim, action, suit, proceeding or demand asserted by any Person who is not a Party hereto (or a successor to a Party hereto) to this Agreement or (2) subject to Section 6.06, has actual knowledge of any other claim, event or matter as to which indemnity may be sought (a “Third-Party Claim”), in either of case (1) or (2), setting forth, to the extent practicable under the circumstances, in reasonable detail the facts and circumstances pertaining thereto, including the amount or an estimate of the amount of damages sought to the extent then ascertainable, after reasonable inquiry, by the Indemnified Party, and the basis for the Indemnified Party’s right to indemnification; it being understood that the failure by an Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party is prejudiced by such failure. Thereafter, the Indemnified Party shall, to the extent permitted by applicable Law, deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.

(b) Except with respect to Tax Contests, which are covered by Section 4.12(d), the Indemnifying Party will have the right at any time, by delivering written notice to the Indemnified Party, to assume and thereafter (at the sole expense of the Indemnifying Party unless expressly provided otherwise in this Section 6.04(b)) conduct the defense of the Third-Party Claim in its sole discretion with counsel of its choice; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), unless the judgment or proposed settlement (1) involves only the payment of money damages against which the Indemnified Party is indemnified by the Indemnifying Party, (2) does not impose an injunction or other equitable relief upon the Indemnified Party (unless such relief is ministerial in nature) and (3) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnified Party. If the Indemnifying Party elects to assume the defense of a

Third-Party Claim, the Indemnified Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense (the cost of which, for the avoidance of doubt, will not be indemnifiable Losses); provided that if the Indemnified Party is advised in writing by outside counsel that an actual or potential conflict of interest (including one or more legal defenses or counterclaims being available to such Indemnified Party or other Indemnified Parties which are different from or additional to those available to the Indemnifying Party) would make it inappropriate under applicable ethical rules for the same counsel to represent both the Indemnifying Party and the Indemnified Party with respect to the Third-Party Claim, then the Indemnifying Party shall be liable for the reasonable and documented fees, costs and expenses of counsel employed by the Indemnified Party. Provided that an Indemnified Party has given the Indemnifying Party notice of a Third-Party Claim as required hereunder, if the Indemnifying Party does not assume the defense of the Third-Party Claim, (x) the Indemnified Party shall defend against the Third-Party Claim, (y) the Indemnifying Party shall be liable for the reasonable and documented fees, costs and expenses of counsel employed by the Indemnified Party during any period in which the Indemnifying Party has not elected to assume the defense of a Third-Party Claim and (z) the Indemnifying Party shall be bound by any final determination with respect to such Third-Party Claim prior to its assumption; provided, however, that the Indemnified Party may not agree to any settlement without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Each Party shall reasonably cooperate with the other Party by providing records and information on a timely basis that are reasonably relevant to any Third-Party Claim and shall in good faith consult with counsel for the other Party; provided that no Party shall be required to take any such action to the extent doing so would jeopardize any applicable attorney-client or work product privileges.

(c) If Purchaser is the Indemnified Party, Purchaser shall use reasonable best efforts to seek recovery under all Bank Insurance Policies that are in effect during any period of coverage prepaid by Bank prior to Closing covering the applicable Loss.

(d) The amount of any Losses of any Indemnified Party under this Article VI shall be reduced by the amount, if any, (1) received by the Indemnified Party from any third Person (including, without limitation, any insurance company or other insurance provider (such amount being referred to herein as a “Third-Party Reimbursement”)), in respect of the Losses suffered thereby net of all documented costs and expenses reasonably incurred by the Indemnified Party in recovering such Third-Party Reimbursement and (2) of any reduction in Taxes actually realized by the Indemnified Party, in the taxable year in which such Loss is paid. If, after receipt by an Indemnified Party of any indemnification payment hereunder, such Person receives a Third-Party Reimbursement in respect of the same Losses (whether in whole or in part) for which indemnification was made and such Third-Party Reimbursement was not taken into account in assessing the amount of indemnification, then the Indemnified Party shall promptly turn over all or the relevant portion of such Third-Party Reimbursement (net of all documented costs and expenses reasonably incurred by the Indemnified Party in recovering such Third-Party Reimbursement) to the Indemnifying Party up to the amount of the indemnification paid pursuant hereto.

6.05 Damages. For the avoidance of doubt, in calculating any Losses or alleged Losses with respect to any item or matter, an Indemnified Party will not be entitled to include in Losses any amount for which there was a reserve on Bank’s consolidated balance sheet of December 31, 2018 that is directly attributable to such item or matter. No Party shall be liable under this Agreement or the Purchase Agreements for (1) any consequential damages unless such damages were reasonably foreseeable or (2) without limiting the foregoing, any punitive, special, incidental, exemplary or indirect damages, or any lost revenue, lost profits, loss of business reputation or loss of opportunity, or for any damages that are speculative or not reasonably determinable, except, in each case of clauses (1) and (2), to the extent such Losses are awarded by a Governmental Authority of competent jurisdiction in connection with a Third-Party Claim. Any Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article VI shall be required to mitigate the Loss as and to the extent required under applicable Law.

6.06 Direct Claims. If an Indemnified Party has a claim against an Indemnifying Party under this Agreement that does not involve a Third-Party Claim, the Indemnified Party shall deliver notice of such a claim with reasonable promptness to the Indemnifying Party. The failure by an Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party is prejudiced by such failure.

6.07 No Contribution; Termination of Indemnification; Exclusive Remedy; No Double Recovery.

(a) From and after the Closing, neither Seller nor any of its Affiliates shall have or make any claim for indemnification, contribution, set off or similar rights of recovery from Bank, Subsidiary or any of their respective officers, directors or employees with respect to any Losses indemnifiable by Seller hereunder, including on the basis of any breach of or inaccuracy in any representation or warranty set forth in Section 3.02 or any representation or warranty set forth in Section 5.1 of the Purchase Agreements, or any breach by, default or non-performance by, Seller under this Agreement occurring prior to the Closing.

(b) (1) With respect to the representations and warranties made by any Party in Article III or the Purchase Agreements that survive the Closing Date, the PR Closing Date or the USVI Closing Date, as applicable, until the first (1st) anniversary thereof pursuant to Section 6.01, the obligation to indemnify and hold harmless any Indemnified Party will terminate on the first (1st) anniversary of the Closing, the PR Closing or the USVI Closing, as applicable; (2) with respect to all other representations and warranties made by any Party in Article III or the Purchase Agreements, the

obligation to indemnify and hold harmless any Indemnified Party will terminate upon the expiration of the applicable statute of limitations, plus sixty (60) days in the case of the representations and warranties set forth in Section 3.02(q), Section 5.1(u) of the USVI Purchase Agreement and Section 5.1(m) of the PR Purchase Agreement; and (3) with respect to any other obligation to indemnify or hold harmless any Indemnified Party (other than pursuant to Sections 6.02(a)(4), 6.02(c) (including the matters set forth on Section 6.02(c) of the Bank Disclosure Schedules), 6.03(a)(2) and 6.03(a)(4), which shall survive until the relevant statute of limitations plus sixty (60) days), such obligation will terminate on the fifth (5th) anniversary of the Closing Date, the PR Closing Date or the USVI Closing Date, as applicable; provided, however, that in the case of clauses (1), (2) and (3), such obligations to indemnify and hold harmless will not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration, previously made a claim by delivering a notice of such claim pursuant to, and in accordance with the terms of, Section 4.12(c)(4) or this Article VI.

(c) This Article VI (i) with respect to this Agreement will not be effective until after the Closing, (ii) with respect to the PR Purchase Agreement will not become effective until after the PR Closing and (iii) with respect to the USVI Purchase Agreement will not become effective until after the USVI Closing.

(d) From and after the Closing, Purchaser and Seller hereby acknowledge and agree that, except in the case of fraud, their respective sole and exclusive remedy for monetary damages with respect to any and all claims against any other Party and any indemnification for breach of any covenant, agreement, representation or warranty contained in this Agreement or the Purchase Agreements, or in connection with this Agreement or the Purchase Agreements, shall be pursuant to the indemnification provisions contained in this Article VI and shall be in lieu of any rights the Parties may have under Law with respect to monetary damages.

(e) Notwithstanding any other provision in this Agreement to the contrary, the rights of any Indemnified Party under this Article VI shall not be affected by any knowledge acquired, at any time; provided, however, that no Indemnifying Party shall be liable in respect of any claim under Sections 6.02(a)(1), 6.02(a)(2), 6.02(a)(3), 6.03(a)(1) or 6.03(a)(3), as applicable, to the extent the facts, matters or circumstances giving rise to such claim (i) were known by the Indemnified Party prior to the execution and delivery of this Agreement and the Purchase Agreements or (ii) became known by the Indemnified Party after the execution and delivery of this Agreement and the Purchase Agreements but prior to Closing, the PR Closing or the USVI Closing, as applicable, if (x) such facts, matters or circumstances would have (1) in the case of Seller as the Indemnified Party caused any of the conditions set forth in Section 5.02(a) or 5.02(b), Section 8.2(a) of the PR Purchase Agreement (if applicable) or Section 9.2(a) of the USVI Purchase Agreement (if applicable) not to be satisfied or (2) in the case of Purchaser as the Indemnified Party cause any of the conditions set forth in Section 5.03(a) or 5.03(b), 8.3(a) of the PR Purchase Agreement (if applicable) or Section 9.3(a) of the USVI Purchase Agreement (if applicable) not to be satisfied, (y) the Indemnified Party consummated the transactions contemplated by this Agreement or the applicable Purchase Agreement, as applicable, and (z) the Indemnifying Party was not aware of such facts, matters or circumstances at any time prior to the Closing, the PR Closing or the USVI Closing, as applicable.

(f) Unless otherwise required by applicable Law, all amounts paid by Seller or Purchaser pursuant to this Article VI shall be treated for all Tax purposes as adjustments to the Consideration.

(g) Neither Seller nor Purchaser shall be entitled to receive indemnification from the other in respect of all or any portion of any Loss more than once (notwithstanding that such Loss may result from breaches of multiple provisions of this Agreement or the Purchase Agreements).

ARTICLE VII

Termination

7.01 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by written agreement of Purchaser and Seller;

(b) by either Purchaser or Seller, by giving written notice of such termination to the other Party, if any condition to such terminating Party’s obligations hereunder has not been satisfied or waived and the Closing shall not have occurred on or prior to March 26, 2020 (the “Outside Date”); provided that the terminating Party pursuant to this Section 7.01(b) is not then in material breach of its representations, warranties, covenants or obligations under this Agreement or the Purchase Agreements; provided, further that if the Closing shall not have occurred prior to such date and all the conditions to Closing, other than one or more of the conditions set forth in Section 5.01(a), Section 5.02(d) and in Section 5.03(d), shall have been satisfied or shall be capable of being satisfied at such time and the extending Party is not then in material breach of any of its representations, warranties, covenants or obligations set forth herein or in the Purchase Agreements, the Outside Date may be extended on one occasion by Seller or Purchaser by written notice to the other Party to June 26, 2020 and such date, if and as so extended, shall be the Outside Date;

(c) by Purchaser (provided Purchaser is not then in material breach of any of its representations, warranties, covenants or obligations set forth herein or in the Purchase Agreements), if Seller has breached any representation or warranty set forth in this Agreement or any such representation or warranty becomes untrue or inaccurate, or breached or failed to perform any covenant or agreement contained in this Agreement, which breach, failure to be true, inaccuracy or failure to perform (in the case of any representation or warranty, taken together with all breaches, failures to be true or inaccuracies with respect to any representation or warranty of Seller set forth in the Purchase Agreements) would give rise to a failure of any condition set forth in Sections 5.03(a) or 5.03(b) and is not capable of being cured within the earlier of (1) thirty (30) days after written notice thereof is given by Purchaser to Seller and (2) the Outside Date (as such date may be extended in accordance with the terms of this Agreement); or

(d) by Seller (provided Seller is not then in material breach of any of its representations, warranties, covenants or obligations set forth herein or in the Purchase Agreements), if Purchaser has breached any representation or warranty set forth in this Agreement or any such representation or warranty becomes untrue or inaccurate, or breached or failed to perform any covenant or agreement contained in this Agreement, which breach, failure to be true, inaccuracy or failure to perform (in the case of any representation or warranty, taken together with all breaches, failures to be true or inaccuracies with respect to any representation or warranty of Purchaser set forth in the Purchase Agreements) would give rise to a failure of any condition set forth in Sections 5.02(a) or 5.02(b) and is not capable of being cured within the earlier of (1) thirty (30) days after written notice is given by Seller to Purchaser and (2) the Outside Date (as such date may be extended in accordance with the terms of this Agreement).

7.02 Effect of Termination.

(a) Except as provided in paragraph (b) below, if this Agreement is terminated in accordance with this Article VII, this Agreement shall thereafter become void and have no effect, and none of Parent, Purchaser or Seller shall have any liability to each other or their respective Affiliates, directors, officers, shareholders, partners, agents or employees in connection with this Agreement, except that (a) the obligations of the Parties contained in Section 4.07, the last sentence of Section 4.21(a) and this Section 7.02 and Article VIII and any relevant definitions shall survive any termination of this Agreement and (b) termination will not relieve any Party from liability or damages arising out of its fraud or intentional breach of any provision of this Agreement occurring prior to termination.

(b) If this Agreement is terminated by Purchaser or Seller pursuant to Section 7.01(b) and, at the time of such termination, (A) the condition to Closing set forth in Section 5.01(a) or Section 5.03(d) has not been satisfied or waived in writing, (B) all the other conditions to Closing set forth in Section 5.01 and Section 5.03 shall have been satisfied (or are capable of being satisfied) or waived in writing, then Purchaser shall promptly, but in no event later than two (2) days after the date of such termination, reimburse Seller for all reasonable and documented out-of-pocket fees, expenses and costs expended or incurred by it and its Affiliates in connection with the transactions contemplated by this Agreement and the Purchase Agreements or the termination of this Agreement and the Purchase Agreements, including in respect of counsel and financial advisors; provided that Purchaser shall not be required to reimburse Seller more than $2,000,000.00 in the aggregate, including any amount reimbursable by Purchaser under Section 9.2(b) of the PR Purchase Agreement or Section 10.2(b) of the USVI Purchase Agreement.

ARTICLE VIII

Miscellaneous

8.01 Waiver; Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party or Parties against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

8.02 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means such as “.pdf” or “.jpg” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument, it being understood that all Parties need not sign the same counterpart. This Agreement will become effective when each Party hereto shall receive counterparts hereof signed by all of the Parties.

8.03 GOVERNING LAW. THIS AGREEMENT WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND WHOLLY TO BE PERFORMED IN SUCH STATE.

8.04 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A JURY TRIAL WITH RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.04.

8.05 Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other Party hereto; provided, however, that this Agreement may be assigned by a Party hereto by operation of any consolidation or merger of that Party or any of its permitted assigns. Any attempted or purported assignment in contravention of this provision shall be null and void.

8.06 Expenses. Except as otherwise provided herein, each Party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.07 Notices. All notices or other communications hereunder to a Party shall be deemed to have been duly given and made if in writing and if served by personal delivery, if delivered by registered or certified mail (return receipt requested), or by a national courier service, or by email so long as such email states it is a notice delivered pursuant to this Section 8.07 and is confirmed with a telephone call to the recipient.

If to Seller to:

The Bank of Nova Scotia

40 King Street West, 8th Floor

Toronto, Ontario, Canada M5H1

Attention:            Anita Mackey, Senior Vice President and Associate

General Counsel

Telephone:          (416) 866-3456

Email:                  anita.mackey@scotiabank.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:            H. Rodgin Cohen

                             Stephen M. Salley

Telephone:          (212) 558-4000

Email:                  cohenhr@sullcrom.com

                             salleys@sullcrom.com

If to Parent or Purchaser to:

OFG Bancorp

PO Box 195115

San Juan, PR 00919-5115

Attention:            Ganesh Kumar

Telephone:          (787) 771-6800

Email:                 gkumar@ofgbancorp.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:            David C. Ingles

Telephone:          (212) 735-2697

Email:                  david.ingles@skadden.com

8.08 Entire Understanding. All Exhibits (attached hereto and as executed), Schedules and the Bank Disclosure Schedules hereto shall be deemed to be incorporated into and made part of this Agreement. This Agreement and the other Transaction Documents, together with the Exhibits, Schedules and the Bank Disclosure Schedules hereto and thereto, contain the entire agreement and understanding among the Parties with respect to the subject matter hereof (and supersede any prior agreements, arrangements or understandings among the Parties with respect to the subject matter hereof).

8.09 Specific Performance. The Parties agree that if any of the provisions of this Agreement or the Purchase Agreements were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur, no adequate remedy at law would exist and damages would be difficult to determine, and that such Party shall be entitled to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement or the Purchase Agreements, as applicable, in addition to any other remedy at law or equity. The Parties agree to not seek, and agree to waive, any requirement for securing or posting of a bond in connection with the Party’s seeking or obtaining any relief pursuant to this Section 8.09.

8.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability, of such provision, or the application thereof, in any other jurisdiction.

8.11 Parties in Interest. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Except for any Purchaser Releasee or Seller Releasee, in each case, pursuant to Section 4.18 (and only with respect to matters expressly contemplated by Section 4.18), nothing in this Agreement, express or implied, is intended to confer any rights or remedies under or by reason of this Agreement upon any Person other than the Parties and their successors or permitted assigns.

8.12 Venue for Resolution of Disputes. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to the Transaction Documents and the transactions contemplated thereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such action or proceeding, the Supreme Court of the State of New York for the County of New York), and (1) irrevocably submits to the exclusive jurisdiction of such courts, (2) waives any objection to laying venue in any such action or proceeding in such courts and (3) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party hereto. Each Party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of the Transaction Documents or the transactions contemplated thereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or that such Party is not subject to personal jurisdiction in such court.

8.13 Payments. All payments made pursuant to this Agreement, unless otherwise indicated, will be made by wire transfer of dollars in immediately available funds.

8.14 Purchase Agreement Closings. If either of the Purchase Agreement Closings does not occur substantially contemporaneously with the Closing, then the references in this Agreement to such Purchase Agreement, Purchased Assets and Assumed Liabilities (as defined in such Purchase Agreement) and, if the USVI Closing has not occurred, the USVIs in the definition of “Material Adverse Effect” will be deemed to be deleted. If either of the Purchase Agreements is terminated in accordance with its terms, then references in this Agreement to such Purchase Agreement, the Purchased Assets and the Assumed Liabilities (as defined in such Purchase Agreement), the USVIs (if the USVI Purchase Agreement is terminated) and other matters expressly addressed in such Purchase Agreement will be deemed to be deleted and read out, except in the case of the Recitals, Section 1.02 and this Section 8.14. If the USVI Closing does not occur substantially contemporaneously with the Closing, then the Parties will cooperate with each other in good faith to negotiate and enter into appropriate arrangements for Bank (or its successor) to continue to provide services to Seller in connection with its USVIs operations so that the Branches can continue to operate in the ordinary course of business consistent with past practice.

8.15 Cooperation. Prior to Closing, Seller shall and shall cause Bank to take the actions specified in Section 8.15 of the Bank Disclosure Schedules.

[Next page is a signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

THE BANK OF NOVA SCOTIA

By:	/s/ Ignacio Deschamps
	Name:	Ignacio Deschamps
	Title:	Group Head, International Banking & Digital Information

ORIENTAL BANK

By:	/s/ José R. Fernández
	Name:	José R. Fernández
	Title:	President, CEO & Vice Chairman of the Board

OFG BANCORP

By:	/s/ José R. Fernández
	Name:	José R. Fernández
	Title:	President, CEO & Vice Chairman of the Board

[Signature Page to Stock Purchase Agreement]